_____________________________________________________________________________

                                FORM 10SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
                       OF SMALL BUSINESS ISSUERS

  UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
_____________________________________________________________________________

                   Acadia National Health Systems, Inc.
       (Name of Small Business Issuer specified in its charter)

       Colorado                                      010509781

       (State of other jurisdiction                  (I.R.S. Employer
       of incorporation or organization)             Identification No.)

       460 Main Street
       Lewiston, Maine                               04240

       (Address of principal executive               (Zip Code)
       offices)

       (207) 784-9185
       (800) 274-9185

       Registrant's telephone number,
       including area code:
_____________________________________________________________________________

                    Securities to be registered pursuant to
                            Section 12(b) of the Act:

                                    NONE

                    Securities to be registered pursuant to
                           Section 12(g)(1) of the Act

                         (Common Stock, $0.00 par value)
                                  Title of Class
_____________________________________________________________________________

Item 1.   Business.

     The information required by this item is contained under sections, "Summary Information" on pages 9-13, "Introduction" on Page 14, "The Reorganization and Distribution" on pages 16-30, and "Business and Properties of Acadia National Health Systems, Inc." on pages 39-61 of the Information Statement (the "Information Statement") attached hereto as Annex 1, and such sections are deemed incorporated herein by reference.

Item 2.   Financial Information.

     The information required by this item is contained under sections "Summary of Information--Selected Financial Information" on page 31, "Capitalization and Book Value Per Share of Acadia National Health Systems, Inc." on Page 35 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" on Page 36 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 3.   Properties.

     The information required by this item is contained under sections, "Introduction" on Page 14 and "Business and Properties of Acadia National Health Systems, Inc." on pages 39-61 of the
Information Statement, and such sections are deemed incorporated herein by reference.

Item 4.   Security Ownership of Certain Beneficial Owners and
          Management.

     The information required by this item is contained under the section, "Principal Stockholders" on pages 65 of the Information
Statement, and such section is deemed incorporated herein by reference.

Item 5.   Directors and Executive Officers.

     The information required by this item is contained under the section, "Management of Acadia National Health Systems, Inc.-- Directors and Executive Officers" on Page 60 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 6.   Executive Compensation.

     The information required by this item is contained under the section, "Management of Acadia National Health Systems, Inc.-- Executive Compensation" on pages 62 and 64 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 7.   Certain Relationships and Related Transactions.

     The information required by this item is contained under the sections, "Summary Information--The Reorganization and Distribution--Relationship between Acadia National Health Systems, Inc. and Physician Resources, Inc. after the Reorganization and Distribution" on page 10 and "The Reorganization and Distribution-- Relationship between Acadia National Health Systems, Inc. and Physician Resources, Inc." on page 16 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 8.   Legal Proceedings.

     None.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

     The information required by this item is contained under the sections, "Summary Information--The Reorganization and Distribution--Stock Trading" on page 11, "The Reorganization and Distribution--Stock Trading" on page 18 and "Certain Factors" on page 19 and "Description of Acadia National Health Systems, Inc. Common Stock" on page 66 of the Information Statement, and such sections are deemed incorporated herein by reference.

Item 10.  Recent Sales of Unregistered Securities.

     None.

Item 11.  Description of Registrant's Securities to be Registered.

     The information required by this item is contained under the section, "Description of Acadia National Health Systems, Inc.
Common Stock" on page 66 of the Information Statement, and such section is deemed incorporated herein by reference.

Item 12.  Indemnification of Directors and Officers.

     Articles 7-109-101 through 7-109-109 of the Colorado Business Corporation Act provides that any director or officer of a Colorado corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

     The Company's articles of incorporation and bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

Item 13.  Financial Statements and Supplementary Date.

     The financial statements required by this item are contained under either the section, "Acadia National Health Systems, Inc./Physician Resources, Inc. Financial Statements" on pages F-2 to F-7 of the Information Statement (such section is deemed incorporated herein by reference), or in Item 15 below.

Item 14.  Changes in and Disagreements with Accountants on
          Accounting and Financial Disclosure.

     None

Item 15.  Financial Statements and Exhibits.


     (a) Financial Statements--see Index to Financial Statements on page F-1 of the Information Statement.

     (b)  Exhibits:
          (see also Index to Exhibits)

          2-Assets Purchase Agreement between Acadia National
          Health Systems, Inc. and Physician Resources, Inc., dated September 27, 1996;

          3.(i)-Articles of Incorporation of the Company, as amended;

          3.(ii)-Bylaws of the Company;

          4.(i)-Instruments Defining Rights of Security Holders/Minutes of Annual/Special Meetings of the Company;

          4.(ii)-Loan Agreements Secured by Demand Notes/Promissory Notes, Defining Rights of Holders of Long Term Debt;

          10.(i)-Software License Master Agreement;

          10.(ii)-Lease of Premises, Acadia Corporate Headquarters, 460 Main Street, Lewiston, Maine 04240;

          10.(iii)-Employment Agreements, dated September 27, 1996 between Acadia and THOMAS N. HACKETT, C.E.O.,
          JACQUELYN J. MAGNO, Vice-President;

          10.(iv)-Internal Revenue Code Section 125 Cafeteria Plan dated June 1, 1996;

          10.(v)-Line of Credit Memorandum dated September 8, 1995 with PEOPLE'S HERITAGE BANK in the amount of $250,000.00;

          10.(vi)-Line of Credit Memorandum dated July 29, 1996 with PEOPLE'S HERITAGE BANK in the amount of$100,000.00;

          27-Financial data schedule;

          99-Financial Statements Schedules--see Index to Financial Statement Schedules on page S-1 hereof.

     Pursuant to the requirements of Section 12(G)(1) of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                     ACADIA NATIONAL HEALTH SYSTEMS, INC.




                     By: Thomas N. Hackett
                     THOMAS N. HACKETT, President


Date: November 8, 1996

To the Holders of Common Stock of
Acadia National Health Systems, Inc.:


     This Information Statement ("Information Statement") describes the reorganization and subsequent liquidation of Physician
Resources, Inc. ("PRI") and distribution of common shares of Acadia National Health Systems, Inc. ("Acadia") to its stockholders, and subsequent registration of the Acadia Common Stock (the
"Distribution").

     This Information Statement also sets forth information about Acadia National Health Systems, Inc., its organization, business and properties and contains audited balance sheets, financial statements, pro forma financial projections and other financial information.

     Each holder of record of Physician Resources, Inc. ("PRI") Common Stock on September 24, 1996, the record date for the Reorganization and Distribution, will receive a proportionate number of shares of Acadia Common Stock for each share of Physician Resources, Inc. Common Stock held as of such date at the time of liquidation of PRI. PRI stockholders of record on the record date for the Reorganization and Distribution were entitled automatically to participate in the Distribution and are not required to do anything to become entitled to so participate. No fractional shares of Acadia Common Stock will be issued. In lieu of receiving fractional shares, holders of PRI Common Stock who would otherwise be entitled to receive fractional shares of Acadia Common Stock will receive cash for their fractional interests. Acadia stock certificates will be mailed to stockholders on or about December 1, 1996.

                    Sincerely,



                    THOMAS N. HACKETT
                    Chairman, President

Dated: November 8, 1996

To Prospective Stockholders of
Acadia National Health Systems, Inc.:


     This Information Statement, distributed to the Acadia National Health Systems, Inc. stockholders of record as of September 27, 1996, makes available information that should be of great importance to you as a stockholder of Acadia National Health Systems, Inc. The information appears in the same form as contained in the Registration Statement on Form 10SB that Acadia National Health Systems, Inc., has filed with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

     We hope that the prospect of participating in the future of Acadia National Health Systems, Inc., will be as exciting to you as it is to us and to the other employees of Acadia National Health Systems, Inc. who are dedicated to the continued growth of the corporation.

                    Sincerely,



                    THOMAS N. HACKETT,
                    Chairman, President


Dated: November 8, 1996

                   ANNEX 1 -- SUMMARY INFORMATION

     The following is a summary of certain information contained in this Information Statement. This summary is included for convenience only and is qualified in its entirety by the more detailed information and financial statements contained elsewhere herein.

                            Business

     Acadia National Health Systems, Inc. ("Acadia") was formed to become a major national Physician Practice Management Company
(PPMC) over the next five years. PPMCs offer billing, consulting, software, business systems, related services and sometimes financing to physicians and other health providers. In a growing managed care environment, these firms offer the business resources to an industry that is traditionally clinically oriented.

     PPMCs offer doctors and other medical providers an alternative that puts them at the forefront of health care reform while positioning them to have choices regarding their autonomy and profits. PPMCs have enjoyed average annual sales increases of more than 50% over the last seven years and have been well received in the stock market, with very high price earnings ratios.

Acadia has purchased the assets of Physician Resources, Inc.
("PRI"), a billing service founded 25 years ago by an Acadia principal, Thomas N. Hackett. PRI focuses on small practices in tertiary markets ignored by the major PPMC players and Acadia will retain this focus. It will combine the experiences of Hackett and his core team at PRI with expanded executive talent. Acadia will also draw upon the experience of Advantage Payroll Services, another Hackett business, to bring franchise and banking expertise to the PPMC industry. Advantage Payroll Services was started by Hackett in 1967 and incorporated in 1970 as a single location payroll service. In 1983 Hackett and his team of David Friedrich, Nancy French, Rene Morin and others took the company national through franchising. Today, Advantage is the eighth largest payroll service in the United States, with more than 8,000 business clients and 35 franchisees.
The Advantage system is built on win, win, win partnerships between franchisor, franchisee (often called "Associate") and the business client. A great deal of the model for Acadia's growth will be drawn from Advantage including: franchise structure, distributed data processing and cash management techniques.

                The Reorganization and Distribution

     The management of Acadia and PRI, after careful study, have concluded that it is in the best interests of PRI and its stockholders to divest PRI by selling the assets of PRI to Acadia. Any accounts between Acadia and PRI will be settled prior to the Reorganization and Distribution. At the time of the Reorganization and Distribution, Acadia became the owner of PRI's physician practice management operations and assets.

Reasons for Distribution

     In the opinion of the Board of Directors of Acadia and PRI, the Reorganization and Distribution is in the best interests of PRI and its stockholders. The principal considerations that led Acadia and PRI to conclude that PRI divest its physician practice management business are:

     (i) An Assets Purchase Agreement has been duly executed and ratified, whereby Acadia has successfully acquired all right, title and interests to all tangible and intangible assets of PRI for the purposes of implementing the Acadia Business Plan and Franchising Plan as summarized herein;

     (ii) Acadia plans to implement their Business Plan as summarized herein and facilitate trading on the Over-the-Counter ("OTC") Bulletin Board, in the near future, and improve the market for its securities by providing information to the market through Commission filings.

Manner of Reorganization and Distribution

     On or about September 24, 1996 (the "Reorganization and Distribution Date"), Acadia issued stock, in connection with the Acadia and PRI Boards of Directors and Shareholder approved Reorganization and Distribution. Following the Reorganization and Distribution, the liquidation of PRI will commence. See "The Reorganization and Distribution--Manner of Distribution".

     Certificates representing shares of Acadia Common Stock will be mailed to holders of Acadia Common Stock after the Reorganization and Distribution is complete. As promptly as practicable after the Reorganization and Distribution, Acadia shall mail checks to the holders of fractional shares, representing the proceeds from the sale of the fractional share interests. All expenses associated with the Reorganization and Distribution will be paid by Acadia.

Stock Trading

     Prior to the date hereof, there has been no trading in Acadia Common Stock. Following the Reorganization and Distribution, the
Acadia Common Stock will be traded in the over-the-counter market. See "The Reorganization and Distribution--Stock Trading".

Results of the Reorganization and Distribution

     Subsequent to the Reorganization and Distribution Date, Acadia will operate as an independent company and will continue to engage in physician practice management services.

Relationship between Acadia and PRI after the Distribution.

     Acadia will issue to PRI three hundred thousand (300,000) shares of Acadia Common Stock, payable as consideration for the purchase of the assets of PRI by Acadia in accordance with the Assets Purchase Agreement, set forth herein and attached hereto as Exhibit (2).

     Following the execution of the Assets Purchase Agreement on September 25, 1996, PRI will commence the processes to ensure liquidation of its company.

     Acadia and PRI will each make available to the other, for a limited period following the Distribution, certain personnel, office services and records to ensure the successful liquidation of PRI.

Federal Income Tax Aspects of the Distribution

     Acadia believes that no gain or loss will be recognized, and no amount will be included in the income of, the holders of Acadia Common Stock upon the Distribution, except with respect to any cash received upon the sale of fractional shares. Acadia intends to effect the Distribution regardless of whether a ruling is sought from the Internal Revenue Service ("IRS"). See "The Reorganization and Distribution--Federal Income Tax Aspects of the Distribution".

Tax and ERISA Risks Peculiar to Tax-Exempt Investors/Shareholders

     Common Stock may be sold to qualified pension, profit sharing and Keogh plans and to Individual Retirement Accounts ("IRAs") which are generally exempt from taxation, with certain exceptions (the "Tax-Exempt Investors"). There are risks under the Internal Revenue Code and ERISA which must be considered by any potential Investor/Shareholder, and an investment in Common Stock should be considered only after obtaining advice from independent, professional advisors. No rulings from the Internal Revenue Service or the Department of Labor have been sought or obtained, nor is there any intention to seek such rulings in the future with respect to any of the matters described in this Information Statement. The analysis and conclusions contained herein with respect to these matters are not binding upon the Internal Revenue Service, the Department of Labor or any court.

     The views expressed in this Information Statement concerning the federal tax and ERISA aspects which may affect a Tax-Exempt Investor/Shareholder are expressly those of the Company. Some of the matters discussed may be material to a decision to invest in Common Stock.

     In considering an investment in Common Stock, potential Tax-Exempt Investors/Shareholders should consider (I) whether dividend income might be treated as "unrelated business taxable income" and, if so, to what extent; (ii) whether an investment in Common Stock is prudent within the contemplation of ERISA; and (iii) whether an investment in Common Stock satisfies the diversification requirements of ERISA. See "ERISA Considerations for Tax-Exempt Investors/Shareholders."

     EACH POTENTIAL INVESTOR/SHAREHOLDER SHOULD ASK THE ADVICE OF
HIS OWN TAX AND ERISA ADVISOR WITH RESPECT TO THE TAX OR ERISA
CONSEQUENCES OF AN INVESTMENT IN COMMON STOCK.

Selected Financial Information

     The following table summarizes certain selected financial information with respect to Acadia and is based upon the financial statements of PRI. The information set forth below should be read in conjunction with Management's Discussion and Analysis and the financial statements, included elsewhere herein. The unaudited PRI financial information as of 1993, 1994 and 1995 reflects, in the opinion of management, all adjustments (as explained in the footnote set forth at the bottom of page 13 or which comprise only normal recurring items) which are necessary for a fair presentation of PRI's financial position and results of operations as of and for the dates and periods indicated.


                 SELECTED FINANCIAL INFORMATION*

           Years ended December 31, 1993, 1994 and 1995
                           (Unaudited)
                                  1993           1994          1995

Net Sales                        462,871       462,689        524,962


Expenses                         404,072       351,672        402,928

Net Income
(loss)                            58,799       111,017        122,034

Net Earnings
(loss) per
common share                     $587.99     $1,110.17      $1,220.34

Total Assets
at end of
Period                           195,618       202,929        359,136

Total Long
Term debt,
excluding
current
installments                      68,590       115,796        162,046

*Footnote:
In order to present a fair comparison with Acadia, a public company, the following items were removed from Physician Resources' cost structure as filed on its tax returns: 1) interest, consulting fees and bonuses paid to owners, 2) one half of employee bonuses on a plan that was canceled in July of 1996. These amounts do not reflect unbooked commissions owed by clients which total fifty-two thousand dollars ($52,000.00) as of September 27, 1996.

                                  INTRODUCTION

     Acadia National Health Systems, Inc. ("Acadia"), a Colorado corporation, has been formed to become a major national Physician Practice Management Company (PPMC) over the next five years.
PPMCs offer billing, consulting, software, business systems, related services and sometimes financing to physicians and other health providers. In a growing managed care environment, these firms offer the business resources to an industry that is traditionally clinically oriented.

PPMCs offer doctors and other medical providers an alternative that puts them at the forefront of health care reform while positioning them to have choices regarding their autonomy and profits. PPMCs have enjoyed average annual sales increases of more than 50% over the last seven years and have been well received in the stock market, with very high price earnings ratios.

Acadia has purchased the assets of Physician Resources, Inc. ("PRI") a billing service founded 25 years ago by an Acadia principal, Thomas N. Hackett. PRI focuses on small practices in tertiary markets ignored by the major PPMC players and Acadia will retain this focus. It will combine the experiences of Hackett and his core team at PRI with expanded executive talent. Acadia will also draw upon the experience of Advantage Payroll Services, another Hackett business, to bring franchise and banking expertise to the PPMC industry.

Advantage Payroll Services was started by Hackett in 1967 and incorporated in 1970 as a single location payroll service. In 1983 Hackett and his team of David Friedrich, Nancy French, Rene Morin and others took the company national through franchising. Today, Advantage is the eighth largest payroll service in the United States, with more than 8,000 business clients and 35 franchisees. The Advantage system is built on win, win, win partnerships between franchisor, franchisee (often called "Associate") and the business client. A great deal of the model for Acadia's growth will be drawn from Advantage including: franchise structure, distributed data processing and cash management techniques.

Franchisees will market billing, practice management, systems and other physician oriented business services to small medical practices in tertiary markets. Most practices will be less than five physicians and found in cities and towns of less than 75,000 people. Catering to this market will play to small practice strengths inherited from Physician Resources and simultaneously minimize direct competition with companies such as Phycor, which has a 5-10 year growth lead.

- Franchisees will become the company's eyes and ears as they constantly facilitate affiliations with other franchisees, with third party payers, merger/takeover candidates and with new strategic partners or joint ventures. These affiliations will earn the franchisee participation in each new affiliation formed. Thus, the system will grow at a network pace, rather than a sales based pace.

     The company will take advantage of several existing market conditions and national trends to achieve accelerated growth:

- Managed care, Medicare reform and other third party payer changes are creating complexity, rules and new liabilities for medical providers that are driving doctors' offices and small billing firms out of the medical billing business.

-    Physician Hospital Organizations (PHO) and Managed Care
     Organizations (MCO) treat doctors as employees and limit both their incomes and their traditional management role. PPMCs give doctors an opportunity to be a profitable, active partner in reform rather than its victim.

- All large PPMCs concentrate on practices of 10 or more providers and seek to sell their services in larger metropolitan areas that can support those much bigger practices. Metropolitan areas are shrinking, with rural areas growing in population, as small business finds it can be anywhere there is telephone service. Physician Resources has always focused on smaller practices in rural markets, as has Advantage Payroll Services, and Acadia will capitalize on that experience, understanding and tradition. Acadia will operate in a large niche ignored by their major competitors. The company expects minimal head-to-head competition during the first several years and most of that will come from much smaller, weaker firms.

- Earth shattering technology changes including: computer networking, the Internet, electronic billing, direct funds transfer, automated scheduling, computerized patient charting systems, state of the art dictation technology plus distributed data processing leave doctors' offices and small billing firms at best inefficient and at worst without access to payment facilities. Physician Resources already has extensive experience with these new technologies and is currently expanding their state-of-the-art systems.

- Intense capital needs must be met including: working capital for accounts receivable; new technology for office automation, medical testing and case management; and higher quality and quantity of space for office personnel.

- Being a franchisee (associate) in a growth industry can be very attractive to bright, hard working people. It gives them independence as downsizing in corporate America continues. These radical changes in the health care industry are creating many unemployed professionals eager and financially able to start their own small franchise business. Thomas Hackett has more than thirteen years franchisor experience and this will be his second national franchise development project.

- Acadia addresses the national trend toward health organization consolidation. It's strengths in medical industry expertise, business leadership, capitalization, computer systems and franchising will lead to strategic partnerships, joint ventures and other rapid growth mechanisms as small and medium sized billing companies find that joining Acadia is a good business strategy.

     Acadia maintains its principal executive offices at 460 Main
Street, Lewiston, Maine 04240, its mailing address is 460 Main
Street, Lewiston, Maine 04240, and its telephone number is (207)
784-9185.

               THE REORGANIZATION AND DISTRIBUTION

     The management of Acadia and PRI, after careful study, have concluded that it is in the best interests of PRI and its stockholders to divest PRI by selling the assets of PRI to Acadia. Any accounts between Acadia and PRI will be settled prior to the Reorganization and Distribution. At the time of the Reorganization and Distribution, Acadia became the owner of PRI's physician practice management operations and assets.

Reasons for Distribution

     In the opinion of the Board of Directors of Acadia and PRI, the Reorganization and Distribution is in the best interests of Acadia and PRI's stockholders. The principal considerations that led Acadia and PRI to conclude that PRI should divest its physician practice management services business are:

     (i) An Assets Purchase Agreement has been duly executed and ratified, whereby Acadia has successfully acquired all right, title and interests to all tangible and intangible assets of PRI for the purposes of implementing the Acadia Business Plan as summarized herein;

     (ii) Acadia plans to implement their Business Plan as summarized herein and facilitate trading on the Over-the-Counter ("OTC") Bulletin Board, in the near future, and improve the market for its securities by providing information to the market through Commission filings.

Manner of Distribution

     On or about September 24, 1996 (the "Reorganization and
Distribution Date"), Acadia issued stock, in connection with the Acadia and PRI Board of Directors and Shareholder approved
Reorganization and Distribution. Following the Reorganization and Distribution, the liquidation of PRI will commence.

     The following sequence and protocol of events transpired to ensure a successful reorganization and distribution subsequent to approved corporate action, resolution and directive by both the Board of Directors and Shareholders of Acadia and PRI:

1. Three million two hundred sixty-seven thousand nine hundred and eighty-seven (3,267,987) shares of Acadia Common Stock were issued on September 24, 1996 to directors, officers, employees and additional stockholders in accordance with approval by the Board of Directors' Adoption of Special Minutes, ratification and approval of an accompanying Corporate Resolution to issue shares in said amounts, and notation on the Shareholder Ledger of Acadia with respect to the issuance of said shares.

     This transfer of shares in accordance with Internal Revenue Code ("I.R.C.") Section 351 recognizes no gain or loss if property is transferred to a corporation by one or more persons solely in exchange for stock or securities in such corporation and immediately after the exchange such person or persons are in control of the corporation. Section 351 is defined by I.R.C.
Section 368 whereby "control" means the ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of all other classes of stock of the corporation;

2. Three hundred thousand (300,000) shares of Acadia Common Stock were issued on September 27, 1996 to Physician Resources, Inc. ("PRI") as consideration for the sale of PRI assets to Acadia set forth and detailed in the Assets Purchase Agreement dated and executed September 25, 1996. This issuance of stock has been approved by the Board of Directors' Adoption of Special Minutes, ratification and approval of an accompanying Corporate Resolution to issue shares in said amount, and notation on the Shareholder Ledger of Acadia with respect to the issuance of said shares.

     This transaction was made pursuant to I.R.C. Section 368(a)(1)(c) whereby the acquisition by one corporation, in exchange solely for all or a part of its voting stock, or in exchange solely for all or a part of the voting stock of a corporation which is in control of the acquiring corporation, results in a successful tax-free reorganization;

3. One hundred sixty-six thousand (166,000) shares of Acadia Common Stock were issued on September 27, 1996 to Thomas N. Hackett, CEO, in order to capitalize debt owed to him by PRI that was subsequently acquired by Acadia upon its execution of the Assets Purchase Agreement dated and executed September 25, 1996. This issuance of stock has been approved by the Board of Directors' Adoption of Special Minutes, ratification and approval of an accompanying Corporate Resolution to issue shares in said amount, and notation on the Shareholder Ledger of Acadia with respect to the issuance of said shares.

     Following the Distribution, PRI will commence the liquidation of its company. PRI stockholders will receive cash in lieu of any fractional shares of Acadia Common Stock owned by PRI at the time of Distribution. Certificates representing shares of Acadia Common Stock will be mailed to holders of PRI Common Stock after the Distribution Date. As promptly as practicable after the Distribution Date, PRI shall mail checks to the holders of fractional shares, representing the proceeds from the sale of the fractional share interests. All expenses associated with the Distribution will be paid by Acadia.

     No certificates or scrip representing fractional shares of Acadia Common Stock will be issued as part of the liquidation. In lieu of receiving fractional shares, each holder of PRI Common Stock will receive cash for such fractional interest. Such cash will be derived from the sale of fractional interests by the Agent on behalf of stockholders otherwise entitled to fractional shares. All expenses associated with the Distribution will be paid by Acadia.

Stock Trading

     Prior to the date hereof, there has been no trading in Acadia Common Stock. Following the Distribution, in the near future, the Acadia Common Stock will be traded in the over-the-counter market. It is expected that no market for shares will occur in the over-the-counter market prior to the Reorganization and Distribution
Date.

Results of the Distribution

     Subsequent to the Reorganization and Distribution Date, Acadia will operate as an independent company and will continue to engage in a physician practice management services business.

Relationship between Acadia and PRI after the Distribution.

     Acadia has issued three hundred thousand (300,000) shares of its Common Stock to PRI, payable as consideration in accordance with the Assets Purchase Agreement, fully described and set forth herein as Exhibit (2).

     The Board of Directors of Acadia includes two (2) directors who are also directors and executive officers of PRI. See
Management of Acadia--Directors and Executive Officers.

Certain Agreements

     For the purpose of an orderly transition following the Reorganization and Distribution, and the subsequent liquidation of PRI, Acadia and PRI have agreed to make available to the other for a limited period certain personnel, office services and records with each party being reimbursed for any costs and expenses incurred in connection therewith. Each of Acadia and PRI also have agreed to be responsible for all claims and liabilities relating to their respective businesses, whether or not such claims and liabilities are asserted prior to the Reorganization and Distribution, and each has agreed to indemnify the other against such claims and liabilities. In addition, Acadia and PRI have agreed to preserve each party's rights and obligations with respect to deficiencies and refunds of federal, state or other taxes relating to Acadia which are attributable to periods ending prior to or on the Reorganization and Distribution Date.

Federal Income Tax Aspects of the Reorganization and Distribution

     Acadia will not seek a ruling from the Internal Revenue
Service (IRS") to the effect that no gain or loss will be recognized, and no amount will be included in the income of, the holders of Acadia Common Stock upon the Reorganization and Distribution, except with respect to cash received upon the sale of fractional shares.

     Acadia believes the Reorganization and Distribution qualifies as tax-free under Section 351, 368(c) and 368(a)(1)(C) of the Internal Revenue Code of 1954, as amended (the "I.R.C" and/or the "Code"). As such, the transfer of shares in accordance with I.R.C.

Section 351 recognizes no gain or loss if property is transferred to a corporation by one or more persons solely in exchange for stock or securities in such corporation and immediately after the exchange such person or persons are in control of the corporation. I.R.C. Section 351 is defined by I.R.C. Section 368(c) whereby "control" means the ownership of stock possessing at least eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote and at least eighty percent (80%) of the total number of shares of all other classes of stock of the corporation;

     The Reorganization and Distribution was also made pursuant to I.R.C. Section 368(a)(1)(C) whereby the acquisition by one corporation, in exchange solely for all or a part of its voting stock, or in exchange solely for all or a part of the voting stock of a corporation which is in control of the acquiring corporation, results in a successful tax-free reorganization;

     If the Distribution does not qualify as tax-free under I.R.C.
Section 351, 368(c) and 368(a)(1)(C), the Distribution will be treated as a distribution with respect to Acadia Common Stock.
Each holder of Acadia Common Stock which is not a corporation will be treated as receiving a distribution equal in amount to the aggregate fair market value (as of the Distribution Date) of the Acadia Common Stock received by him, plus the amount of cash received in lieu of any fractional share interest. If the Acadia stockholder is a domestic corporation, the amount of the Distribution would be the adjusted basis of the Common Stock in the hands of Acadia, increased by the amount of gain recognized by Acadia on the Distribution, plus the amount of cash received in lieu of any fractional interest. In either case, the portion of the Distribution which is equal to the current and accumulated earnings and profits of Acadia would be taxable as a dividend, that portion of the Distribution in excess of the current and accumulated earnings and profits of Acadia would be applied against and reduce the stockholder's adjusted basis in the shares of Acadia Common Stock, and that portion of the Distribution which exceeds the stockholder's adjusted basis in Acadia Common Stock would be taxable as a gain from the sale or exchange of the PRI Common Stock. If the fair market value of the Acadia Common Stock exceeds its adjusted basis in the hands of Acadia, a gain in an amount equal to such excess will be recognized as if the PRI Common Stock had been sold at the time of the Distribution. The recognition of such gain to Acadia could not only result in additional federal income tax liability to Acadia and/or PRI but could also increase the current earnings and profits of Acadia and thus increase that portion of the amount of the Distribution treated as a dividend to the stockholders of Acadia.

     Acadia and PRI believe that the Reorganization and Distribution is in the best interest of Acadia, PRI and its stockholders without regard to its federal income tax consequences. Accordingly, the Distribution will be effected whether or not Acadia receives a favorable ruling from the Internal Revenue
Service. Acadia will notify all stockholders as to the result of its request for ruling from the Internal Revenue Service.

     The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Registration Statement. No assurance can be given that future legislative enactments, administrative rulings or court decisions will not modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof, and could contain provisions having an adverse affect upon the Company and the holders of the Common Stock. In addition, several of the issues dealt with in this summary are the subject of proposed and temporary Treasury Regulations. No assurance can be given that these regulations will be finally adopted in their present form.

     All Investors/Shareholders must consider the potential consequences under the Code as administered by the Service. In addition, the fiduciaries of potential Tax-Exempt
Investors/Shareholders must also consider the potential consequences under ERISA, as administered by the U.S. Department of Labor (the "DOL"). References herein to "Sections" shall refer to the Code, unless specifically indicated as referring to ERISA.

     This discussion does not purport to be a complete analysis of all potential federal income tax considerations to prospective Investors or Shareholders. Furthermore, this discussion is limited solely to U.S. federal income tax matters. Investors/Shareholders should be aware that certain relevant provisions of the Code have not been subject to definitive interpretation by the IRS or the courts. Except as otherwise indicated, references to "Common Stock" are to the Common Stock issued to date.

     This discussion is limited to those Investors/Shareholders who would hold the Common Stock as a "capital asset" for federal income tax purposes. This discussion does not purport to address federal income tax consequences that may be applicable to particular categories of shareholders, including life insurance companies, tax-exempt organizations, regulated investment companies, S corporations, financial institutions, broker-dealers, persons with significant holdings of Company stock, foreign corporations and nonresident alien individuals. This discussion does not address any tax considerations under the laws of any state, locality or jurisdiction, or the laws of any foreign country.

     The Company has not sought, nor does it intend to seek, a ruling from the IRS or an opinion of counsel as to any of the matters covered by this discussion, and there can be no assurance that the IRS will not successfully challenge the conclusions reached in this discussion.

     BECAUSE THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED BELOW DEPEND UPON EACH HOLDER'S PARTICULAR TAX STATUS, AND DEPEND FURTHER UPON U.S. FEDERAL INCOME TAX LAWS, REGULATIONS, RULINGS AND DECISIONS WHICH ARE SUBJECT TO CHANGE (WHICH CHANGES MAY BE RETROACTIVE IN EFFECT), INVESTORS/SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK.

     This discussion is not intended as a substitute for careful tax and ERISA planning, particularly since the income tax and ERISA consequences of an investment in the Common Stock will not be the same for all taxpayers. While it is believed that the following conclusions accurately reflect the results that will generally be reached in each situation, it does not and cannot include every possible circumstance which might result in exceptions to the conclusions, any one which might adversely affect some prospective purchasers significantly.

     In considering an investment in the Common Stock, fiduciaries of Tax-Exempt Investors/Shareholders should consider: (i) whether the investment is in accordance with the documents and instruments governing the Tax-Exempt Investor/Shareholder; (ii) whether the investment satisfies the diversification requirements of ERISA; and
(iii) whether the investment is prudent considering, among other matters, that there probably will not be a market created in which a Tax-Exempt Investor/Shareholder can sell or otherwise dispose of its Common Stock. Whether an investment in the Common Stock is prudent as to any particular Investor/Shareholder depends upon the individual circumstances and assets of the Investor/Shareholder.

     CERTAIN PARTS OF THIS DISCUSSION CONCERNING ERISA, UNRELATED
BUSINESS TAXABLE INCOME AND PLAN ASSETS AND INVESTMENTS RELATED TO TAX-EXEMPT INVESTORS/SHAREHOLDERS MAY NOT BE APPLICABLE TO
INVESTORS/SHAREHOLDERS WHO ARE GENERALLY TAXABLE UNDER THE CODE.

Basis in Common Stock

     The tax basis that a Shareholder will have in his Common Stock will equal his cost in acquiring his Common Stock. If a Shareholder acquires Common Stock at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Common Stock.

Dividends on Common Stock

     Distributions made by the Company with respect to the Common Stock will be characterized as dividends that are taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits ("earnings and profits"), if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Common Stock exceeds the holder's allocable share of the Company's earnings and profits, such distribution will be treated first as a return of capital that will reduce the holder's adjusted tax basis in such Common Stock, and then as taxable gain to the extent the distribution exceeds the holder's adjusted tax basis in such Common Stock. The gain will generally be taxed as a long-term capital gain if the holder's holding period for the Common Stock is more than one year.

     The availability of earnings and profits in future years will depend on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution on the Common Stock will be characterized as a dividend for general income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below.

Corporate Holder - Dividends Received Deduction

     Subject to important restrictions, dividends received by a corporate holder of Common Stock generally will qualify for the 70% dividends received deduction provided by Section 243(a)(1) of the Code. Under Section 246(b) of the Code, the aggregate dividends received deduction permitted to a corporate holder may not exceed 70% of such holder's "taxable income," as specially computed under that section. Under Section 246(c) of the Code, the dividends received deduction is not available if the corporate holder does not hold the stock for at least 46 days or at least 91 days in the case of a dividend attributable to a period or periods aggregating in excess of 366 days. A corporate holder's holding period for these purposes will be reduced by periods during which: (i) the corporate holder has an option to sell, or has made (but not closed) a short sale of substantially identical stock or securities; (ii) the corporate holder is the grantor of an option to purchase substantially identical stock or securities; or (iii) the corporate holder's risk of loss with respect to the shares is considered diminished by reason of the holding of one or more positions in substantially similar or related property.

     In addition to the foregoing, no dividends received deduction will be allowed to a corporate holder of the Common Stock to the extent the taxpayer is under any obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to a position in substantially similar or related property. Under

Section 246A of the Code, the percentage of the dividends received deduction available to a corporate holder with respect to "debt-financed portfolio stock" as defined in Section 246A(c) of the Code may be proportionately reduced. In addition, for purposes of computing alternative minimum tax liability, corporate holders may be denied the benefit of the dividends received deduction.

     Under Section 1059 of the Code, a corporate holder must reduce (but not below zero) its basis in the Common Stock by the "nontaxed portion" of any "extraordinary dividend" if the holder has not held the Common Stock, subject to a risk of loss, for more than two years before the date the Company declares, announces, or agrees to, the amount or payment of such dividend, whichever is earliest. In addition, upon a sale or disposition of such Common Stock, a holder will recognize gain, in addition to any gain otherwise required to be recognized, in an amount equal to so much of the nontaxed portion of all extraordinary dividends which did not cause a reduction in stock basis due to the limitation on reducing basis below zero. Generally, the nontaxed portion of an extraordinary dividend is the amount effectively excluded from income by application of the dividends received deduction. An "extraordinary dividend" on the Common Stock is a dividend that (i) equals or exceeds 5% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within an 85-day period as one dividend|; or (ii) Exceeds 20% of the holder's adjusted tax basis in the stock, treating all dividends having ex-dividend dates within the same 365-day period as one dividend. A holder may elect to determine whether a dividend on the Common Stock is extraordinary by reference to the fair market value of the stock on the day before the ex-dividend date (rather than by reference to the stock holder's adjusted tax basis) for purpose of the 5% or 20% tests described above if the holder is able to establish the fair market value of the Common Stock as of such date to the satisfaction of the IRS. An extraordinary dividend would also include any amount treated as a dividend in the case of a redemption that is either non-pro rata as to all stock holders or in partial liquidation of the Company, regardless of the relative size of the dividend and regardless of the corporate holders' holding period for the Common Stock.

     Any dividend on "disqualified common stock" is treated as an extraordinary dividend, without regard to the holder's holding period. Common Stock is so treated, if inter alia, such stock at issue has a dividend rate that declines (or reasonably can be expected to decline) or the issue price exceeds the liquidation rights or stated redemption price. If constructive stock dividends were considered paid on the Common Stock under Section 305(c) (described below), the stock possibly could be considered by the IRS to satisfy the declining dividend rate test.

Redemption of Common Stock

     The Company does not have the right to redeem any Common
Stock. However, any redemption of Common Stock, with the consent of the holder, will be a taxable event to the redeemed holder.

     The amount received in the redemption will be treated as a distribution taxable as a dividend (to the extent of the Company's earnings and profits) to the redeemed holder under Section 302 of the Code (and may constitute an extraordinary dividend under Section 1059 of the Code) unless the redemption: (a) is treated as a distribution "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1); (b) is "substantially disproportionate" with respect to the holder under
Section 302(b)(2); (c) "completely terminates" the holder's equity interest in the Company pursuant to Section 302(b)(3); or (d) is of stock held by a noncorporate holder and is in partial liquidation of the Company pursuant to Section 302(b)(4). In determining whether any of these tests has been satisfied, there generally must be taken into account shares actually owned by the holder and shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Section 318 of the Code. A distribution will be "not essentially equivalent to a dividend" as to a particular holder only if it results in a "meaningful reduction" in the holder's interest in the Company. A redemption by a holder is "substantially disproportionate" if the holder's percentage ownership of both all voting stock and all common stock considered separately immediately after the redemption is less than 80% of such ownership percentage immediately before the redemption.

Prospective holders of Common Stock should consult their own tax advisors as to the application of this rule.

     If any of these tests is satisfied as to a holder, the redemption of the Common Stock generally would be treated as to that holder as an exchange under Section 302(a) of the Code giving rise to capital gain or loss measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. Any such gain or loss will be a long-term capital gain or loss if the holder's holding period exceeds one year. However, payments received upon redemption that represent accrued but unpaid dividends may be taxed as ordinary income dividends, and the extraordinary dividend rules discussed above could apply.

     If none of these tests is satisfied as to a stockholder, the redemption will be treated as a distribution taxable as a dividend to the extent of the Company's current and accumulated earnings and profits. As described above, the amount of cash received that is treated as a dividend will constitute an "extraordinary dividend," and the basis reduction and gain recognition rules applicable to such dividend will apply irrespective of the period of time that the holder has held the Common Stock, if such redemption is not pro rata as to all holders.

     The Company does not believe that the Common Stock will be treated as debt for federal income tax purposes. However, in the event that the Common Stock is treated as debt for federal tax purposes, a holder generally will recognize gain or loss upon the redemption of the Common Stock measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. To the extent the cash or property received are attributable to accrued interest, the holder may recognize ordinary income rather than capital gain. Characterization of the Common Stock as debt would also cause a variety of other tax implications, some of which may be detrimental to either the holders, the Company, or both (including, for example, original issue discount treatment to the Investors). Potential Investors should consult their tax advisors as to the various ramifications of debt characterization for federal income tax purposes.

Other Disposition of the Common Stock

     Upon the sale or exchange of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as a long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Common Stock was held would be included in the holding period of the Common Stock received upon a conversion.

Backup Withholding

     Federal income tax backup withholding at a rate of 31% on dividends, interest payments (including accrued OID), and proceeds from a sale, exchange, or redemption of Common Stock, will apply unless the holder (i) is a corporation or comes within certain other exempt categories (and, when required, demonstrates this fact); or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Unrelated Business Taxable Income

     Tax-Exempt Investors/Shareholders are generally exempt from taxation except to the extent that they have unrelated business taxable income ("UBTI") (determined in accordance with Section 511-514 of the Code). Tax-Exempt Investors who purchase Common Stock and do not directly or indirectly finance the purchase of such Common Stock by borrowing will generally not be subject to UBTI with respect to dividends attributable to the Common Stock. If a Tax-Exempt Investor/Shareholder purchases Common Stock with debt, then such Common Stock will be debt-financed property and the dividend income therefrom may be UBTI.

State, Local and Foreign Taxes

     In addition to the federal income tax consequences described above, prospective investors should consider potential state, local and foreign tax consequences of an investment in the Common Stock.

Importance of Obtaining Professional Advice

     THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, PARTICULARLY SINCE THE INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE SHAREHOLDER. ACCORDINGLY, PROSPECTIVE INVESTORS/SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATIONS REGARDING THE POSSIBLE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMMON STOCK.

Summary

     THE FOREGOING IS ONLY A SUMMARY OF SOME OF THE IMPORTANT
FEDERAL INCOME TAX CONSIDERATIONS GENERALLY AFFECTING
SHAREHOLDERS WHO ARE UNITED STATES CITIZENS OR RESIDENTS.
MOREOVER, THE FEDERAL INCOME TAX MATTERS DISCUSSED ABOVE ARE, AS STATED, SUBJECT TO CHANGE BY LEGISLATION, ADMINISTRATIVE ACTION OR JUDICIAL DECISIONS. THE FOREGOING ANALYSIS OF THE FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, SINCE IT IS NOT FEASIBLE TO PRESENT AN EXPLANATION HEREIN OF ALL POTENTIAL TAX CONSEQUENCES WHICH MIGHT AFFECT SHAREHOLDERS.

     In view of the foregoing, and the varying foreign, state and local tax consequences of the Distribution and liquidation of PRI, Acadia stockholders are urged to consult their personal tax advisors regarding the appropriate income tax treatment of their receipt of Acadia Common Stock.

ERISA Considerations for Tax-Exempt Investors/Shareholders

     The following is a summary of certain factors that should be considered by fiduciaries of employee benefit plans (as defined in Section 3(2)(A) of the Employment Retirement Income Security Act of 1974, as amended through the date of this Prospectus ("ERISA")) ("Qualified Plans") before investing in Common Stock. This summary is based upon the provisions of ERISA, applicable provisions of the Code and the relevant Regulations, rulings and opinions issued by the Department of Labor ("DOL") and the Service. No assurance can be given that legislative or administrative changes or court decisions may not be forthcoming that would significantly modify the statements made herein. Any such changes may or may not apply to transactions entered into before the date of their enactment.

General Fiduciary Requirements

     Title I of ERISA includes provisions governing the responsibility of fiduciaries to their Qualified Plans. Qualified Plans must be administered according to these rules. Keogh plans that cover only partners of a partnership or self-employed owners of a business are not subject to the fiduciary duty rules of ERISA, but are subject to the prohibited transaction rules of the Code.

     Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified
Plan (subject to certain exceptions not here relevant).

     ERISA Section 404(a)(1) requires a fiduciary of a Qualified Plan to "discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and (A) for the exclusive purpose of: (i) providing benefits to participants and their beneficiaries, and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (C) by diversifying the investments of a plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and (D) in accordance with the documents and instruments governing the plan."

     FIDUCIARIES WHO BREACH THE DUTIES THAT ERISA IMPOSES MAY SUFFER A WIDE VARIETY OF LEGAL AND EQUITABLE REMEDIES, INCLUDING
(i) THE REQUIREMENT TO RESTORE QUALIFIED PLAN LOSSES AND TO PAY OVER ANY FIDUCIARY'S PROFITS TO THE QUALIFIED PLAN; (ii) REMOVAL AS FIDUCIARY OF THE QUALIFIED PLAN; AND (iii) LIABILITY FOR EXCISE TAXES THAT SECTION 4975 OF THE CODE IMPOSES.

     ERISA Section 405 imposes liability upon any Qualified Plan fiduciary who (a) knowingly participates in or conceals a breach of duty by another fiduciary; (b) enables another fiduciary to breach a duty by failing to meet the general standards discussed above; and (c) takes no steps to remedy a known breach of duty by another fiduciary. Under this provision, personal liability for Qualified Plan losses might be imposed upon a Qualified Plan fiduciary who participates in an investment in the Common Stock that constitutes a breach of fiduciary duty.

     Each fiduciary of a Qualified Plan should realize that an investment in Common Stock raises many difficult issues. For example, a Qualified Plan may incur tax on its unrelated business taxable income ("UBTI"). Substantial tax liability on UBTI may adversely affect a Qualified Plan's ability to meet its current obligations to participants and creditors of the Qualified Plan.
In addition, each fiduciary should understand that the Common Stock may not be traded on an established securities exchange; consequently, it may not be possible to liquidate the Debenture in an effort to discharge obligations of any Qualified plan. Given that fact, and other facts stated in this Information Statement, each fiduciary should consider whether an investment in Common Stock will satisfy the exclusive benefit, prudence and diversification requirements of ERISA Section 404 and whether the documents and instruments governing the Qualified Plan permit the investment.

Prohibited Transactions

     ERISA Section 406(a) prohibits a fiduciary from causing a Qualified Plan to engage in a transaction if he knows or should know that the transaction constitutes a direct or indirect: (a) sale or exchange, or leasing, of any property between the Qualified
Plan and a party-in-interest (as defined in ERISA Section 3(14));
(b) lending of money or other extension of credit between the Qualified Plan and a party-in-interest; (c) furnishing of goods, services, or facilities between the Qualified Plan and a party-in-interest;
(d) transfer to, or use by or for the benefit of, a party-in-interest of any assets of the Qualified Plan; or (e) acquisition, on behalf of violation of ERISA Section 407(a). If a fiduciary permits one of these "prohibited transactions" to occur, he may be found to have breached his fiduciary duty and may be liable for certain excise taxes that the Code imposes on prohibited transactions.

     ERISA Section 406(b) prohibits a fiduciary from: (a) dealing with or using the income or the assets of a Qualified Plan in his own interest or for his own account or benefit; (b) receiving any consideration from any party dealing with the Qualified Plan in a transaction involving the assets of the Qualified Plan; or (c) acting in his individual or other capacity in a transaction involving the Qualified Plan on behalf of a party whose interests are adverse to those of the Qualified Plan or its beneficiaries. A fiduciary should consider whether the purchase of Common Stock will involve any of these prohibited self-dealing transactions.

     Section 4975 of the Code imposes a tax on prohibited transactions between a Qualified Plan and its fiduciaries or other "disqualified persons" (as defined in Section 4975(e)(2) of the Code). This tax could exceed 100% of the "amount involved" if the transaction is not corrected within a certain period of time.

Treatment of the Company's Assets as Assets of Qualified Plan

     The DOL has issued final regulations ("Final DOL Regulations") concerning the definition of what constitutes the assets of a Qualified Plan. DOL Reg. Section 2510.3-101, 51 Fed. Reg. 41252
(1986). Under the Final DOL Regulations, the assets and properties of an entity such as the Company are not plan assets if equity participation in the Company by Tax-Exempt Investors/Shareholders is not significant. Equity participation in an entity by benefit plan investors is significant on any date if, immediately after the most recent acquisition of any equity interest in an entity, 25% or more of the value of any class of equity interests is held by a benefit plan investor/shareholder.

     In the case of the Common Stock, the Company will not sell more than 25% of the Common Stock to Tax-Exempt
Investors/Shareholders and therefore, the assets of the Company will not constitute plan assets and the plan asset and prohibited transaction rules will not apply.

Importance of Obtaining Professional Advice

     THE FOREGOING ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL ERISA PLANNING, PARTICULARLY SINCE THE ERISA CONSEQUENCES OF AN INVESTMENT IN THE DEBENTURES VARY SIGNIFICANTLY WITH THE PARTICULAR SITUATION OF EACH PROSPECTIVE TAX-EXEMPT INVESTOR/SHAREHOLDER. ACCORDINGLY, PROSPECTIVE TAX-EXEMPT INVESTORS/SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR ERISA ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN SITUATIONS REGARDING THE POSSIBLE ERISA CONSEQUENCES OF AN INVESTMENT IN DEBENTURES.

Summary

     THE FOREGOING IS ONLY A SUMMARY OF SOME OF THE IMPORTANT ERISA CONSIDERATIONS GENERALLY AFFECTING TAX-EXEMPT INVESTORS/SHAREHOLDERS
WHO ARE UNITED STATES CITIZENS OR RESIDENTS. MOREOVER, THE ERISA MATTERS DISCUSSED ABOVE ARE, AS STATED, SUBJECT TO CHANGE BY LEGISLATION, ADMINISTRATIVE ACTION OR JUDICIAL DECISIONS. THE FOREGOING ANALYSIS OF ERISA CONSIDERATIONS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL ERISA PLANNING, SINCE IT IS NOT FEASIBLE TO PRESENT AN EXPLANATION HEREIN OF ALL POTENTIAL ERISA CONSEQUENCES WHICH MIGHT AFFECT TAX-EXEMPT SHAREHOLDERS.

Certain Factors

     There has been no public market for Acadia Common Stock. The Acadia Common Sock will be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in Acadia Common Stock will occur.

     With respect to financial and other information relating to Acadia, Mark T. Thatcher, P.C., whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, Acadia will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended September 26, 1997, to be filed with the Commission. Any such requests should be directed to the Secretary of Acadia National Health Systems, Inc., Jacquelyn Magno, whose address is 460 Main Street, Lewiston, Maine 04240.

        UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The financial statements and projections contained herein and attached hereto contain some forecasted revenue from the operation of the Company. The projections were prepared on the basis of assumptions and hypothesis stated in notes thereto. Such assumptions and hypothesis are deemed by the Company to be reasonable under the circumstances. However, future operating results of the Company are impossible to predict. No warranty or representation of any kind is made by he Company regarding the operating results of the Company, or with regard to the pricing of Acadia Common Stock. The failure to achieve projections could adversely affect the Company's ability to pay dividends. The projections were prepared by the Company and have not been passed upon or reviewed by counsel or an independent accountant.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)


FINANCIAL PROJECTIONS

INCOME

                  1997         1998         1999         2000         2001

SALES         $ 1,651,470  $ 6,496,240  $16,954,574  $30,502,304  $49,982,445

OPERATING
EXPENSES      $ 1,506,605  $ 5,383,264  $13,086,712  $20,345,979  $29,013,666

NET INCOME
BEFORE
TAXES         $   144,865  $ 1,112,976  $ 3,867,862  $10,156,325  $20,968,779

BALANCE SHEETS

CURRENT
ASSETS        $   745,893  $ 1,287,563  $ 4,100,745  $10,760,160  $24,695,140

FIXED
ASSETS        $   323,524  $   571,203  $   645,571  $   922,255  $ 1,251,062

OTHER
ASSETS        $   811,502  $ 1,379,287  $ 1,511,813  $ 1,871,215  $ 2,148,116

TOTAL
ASSETS        $ 1,880,919  $ 3,238,053  $ 6,258,129  $13,553,630  $28,094,318

CURRENT
LIABILITIES   $   207,460  $   418,792  $   786,242  $ 1,159,088  $ 1,899,333

OTHER
LIABILITIES   $   577,089  $   510,587  $   437,781  $   360,388  $   240,813

EQUITY        $ 1,096,370  $ 2,308,674  $ 5,034,106  $12,034,154  $25,954,172

TOTAL
LIABILITIES
& EQUITY      $ 1,880,919  $ 3,238,053  $ 6,258,129  $13,553,630  $28,094,318

Assumptions Used in Financial Projections

Pricing and Revenues. Doctor billing prices are expected to remain at or near current levels, with competition taking the form of services offered and differentiation of a firm's ability to capture more of gross billings as actual payments. Overall, a commission of 10% on net collections is expected. Acadia expects 1/3 share of joint ventures and strategic alliances. Internally, Acadia will add twenty-four medium ($11,000 annual commission) and two large ($60,000) clients per year to the existing $500,000 base, or about 3% per month. Strategic alliances, joint ventures and mergers and acquisitions will add approximately $3.2 million per year to the base and grow at the same monthly rate. Due to sharing formulas for strategic alliances and joint ventures, actual revenue to Acadia's billing revenue will increase a net of approximately $2.6 million per year. Compound growth will bring this service to $26.1 million in 2001.

     Sublicensing Acadia's proprietary billing software to affiliates and other clients will begin as a small revenue stream, but at $237.50 per month per two station installation, fees will build to become the second largest revenue source reaching $16.4 million by 2001.

     Four new Franchisees per year will pay $15,000 setup and training fee and 60% of gross commission in wholesale processing fees. This revenue source will grow to $6.8 million in 2001.

     Practice Management, Waivered Foster Care financing and practice financing services will provide moderate growth, reaching $663 thousand sales in 2001.

Operating Costs. The direct cost of medical billing currently runs about 48.5% of gross commissions, but is expected to decline to about 43.5% over the next five years, due to improved billing software, technology and procedures. Software licensing includes a one-time cost to Acadia of $25,000 plus one-time costs of $1,000 per installation and $100 per terminal. Financing services are calculated at net revenue (point spread) and reflect no direct costs. All other services are built into the overhead structure.

Capital Costs/Capital Expenditures. Mergers and Acquisitions are expected to average $430,000, including purchase price, brokerage and legal fees. An average of $250,000 stock will be issued for each M&A with the balance paid in cash. Strategic Alliance and Joint Venture startups will be funded by the partners or affiliates, with Acadia providing technical knowledge and market presence as its share of the deal. As the company grows it will spend $4,000 for each new employee for office and computer equipment. This includes personnel absorbed in mergers.

Although real estate occupancy will grow to 40,000 sf. by 2001, all build out costs will be built into the lease rates, which will reach $10.00 per sf. by then.

Staffing. Approximately one direct billing person will be needed for each $72,000 of commission and reach 346 by 2001. G&A staff will start at 6 and grow to 14 by 2001. This includes: CEO, COO, CFO, Controller, Bookkeeper, Administrative Assistant and one new Practice Manager per year. Sales staff includes a National Sales Manager by July 1997, one salesperson per franchisee and 1-1/2 per merger, with the sales force reaching 67 by 2001.

Overheads. Payroll taxes and insurance add 20.5% to gross payroll costs. Depreciation is based on five year assets, primarily computers. Office expense and telephone are each 2.1% of sales and advertising & promotion is 3.0%. Travel costs are $1,000 per month for each executive and salesperson plus fixed allowances for trade conventions.

Income Taxes. The income tax rate is based on a combined federal and state rate of not less than thirty-six percent (36%).

Financing Activities. The existing line of credit will be expanded to $500 thousand and a total of $500 thousand term loans obtained over the first two years at 10%, 7 years with a 3.0% close cost. A total of $2,500,000 equity will be raised over the first five years, primarily in exchange for the assets of acquired companies.

Interest Income. Due to preparation for acquisitions, Acadia will frequently have significant liquid assets. These funds will be invested in savings and money market accounts, earning 2.5-6.0%, depending on the amount.

Balance Sheet Items. Doctor billing receivables are estimated at an historical 23 days of sales plus a fixed amount for fees due on client receivables not yet billed. Foster homes receivables are an historical 34 times the prior month's commission. Organization costs include the following costs for acquisitions: legal fees, commissions, consulting fees, covenants not to compete and costs of raising capital. Credit line advances are set to minimize cash balances. Accrued expenses are set at an historical 3.8% of annualized revenues.

          CAPITALIZATION AND BOOK VALUE PER SHARE OF
             ACADIA NATIONAL HEALTH SYSTEMS, INC.

Book Value Per Share

The net tangible book value of the Company at September 27, 1996 was approximately $155,090.00, or $.042 per share. Net tangible book value per share is determined by dividing the number of shares of Common Stock outstanding as of September 27, 1996 of 3,733,987 on a fully diluted basis into the net tangible book value of the Company (total net tangible assets less total liabilities) of $155,090.00.

Capitalization

     The following table sets forth the capitalization of the Company at September 27, 1996:
                                                         9/27/96
                                                          Actual

Liabilities                                           $ 249,210.00

Stockholders'
equity:

     Class A, Common Stock,
     no par value,
     50,000,000 shares authorized;
     3,733,987 issued and
     outstanding                                      $ 251,640.00

     Additional
     paid-in capital                                  $    0

     Net                                              $ 251,640.00

     TOTAL
     STOCKHOLDERS'
     EQUITY                                           $ 251,640.00

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                  $ 500,850.00
                                                      ============
                                                      ============

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following table sets forth for the periods indicated
     (i) the percentages which items in the Statement of Income bear to net sales and

     (ii) the percentage of changes of such items as compared to the indicated prior period.

     In order to present a fair comparison with Acadia, a public company, the following items were removed from Physician
     Resources' cost structure as filed on its tax returns: 1)
     interest, consulting fees and bonuses paid to owners, 2) one half of employee bonuses on a plan that was canceled in July of 1996.
                     Percentage of Net Sales              Period to Period
                     Year Ended December 31                 Percentage
                                                              Changes
                                                         Year Ended Dec. 31


                  1993         1994         1995         1994         1995
                                                          vs.          vs.
                                                         1993         1994

Net Sales        100.0%       100.0%       100.0%         0.0%        13.5%

(Operating
expenses)       (86.8)%      (74.2)%      (75.0)%      (14.5)%        14.8%

Other
income
(expenses)       (0.5)%       (1.8)%       (1.7)%       254.1%        5.3%


Net Income        12.7%        24.0%        23.3%        88.8%        9.9%

footnote: These amounts do not reflect unbooked commissions owed by clients which total fifty-two thousand dollars ($52,000.00) as of September 27, 1996.

Results of Operations: Fiscal 1995 Compared with Fiscal 1994

     Net Sales and Cost of Sales. Physician Resources' net Sales increased 13.5%, from $462,689 to $524,962, due principally to addition of the Waivered Foster Home program, revenues from five new medical practices and a client-paid technician added in late 1994. These increases were partially offset by loss of a client who moved his practice out of the state and by loss of consulting revenue for a client-based billing clerk.

     Operating Expenses. Physician Resources' operating expenses increased 14.8%, from $343,103 to $393,907, due principally to the salary of the new client based technician, moving cost & rent on better quarters, loss on the disposal of obsolete equipment and interest associated with the new Foster Home program. These increases were partially offset by lower equipment maintenance and lower utilities.

     Although no assurances can be given in this regard, Acadia anticipates slight reductions in medical billing preparation costs as a percentage of sales. This is due to discontinuing a relatively expensive employee profit sharing plan and to gradual improvement in operating efficiency through use of new technology. These savings will be largely offset by higher fixed costs and increased marketing cost. Higher profitability will be achieved through significant increases in volume.

     Inflation. The Company believes inflation has had no material impact on its costs and prices during the last two fiscal years.

     Other. Physician Resources has accumulated $52,000 in unbooked commissions owed by clients on client receivables that have not been billed. Acadia has recognized this as a receivable.

     Physician Resources has always been able to fund its medical billing operation through cash flow. However, the new Waivered Foster Care accounts receivable financing program made it necessary to advance significant funds to clients. This program is supported by a $250,000 line of credit from Peoples' Heritage Bank. As of December 31, 1995, the balance on the line of credit was $110,917.

Quarterly Results

     The following table summarizes certain selected quarterly financial information with respect to Acadia and is based upon the financial statements of PRI. The information set forth below should be read in conjunction with Management's Discussion and Analysis and the financial statements, included elsewhere herein.


The unaudited quarterly financial information for fiscal 1994 and
1995 reflects, in the opinion of management, all adjustments (as explained in the footnote set forth below or which comprise only normal recurring items) which are necessary for a fair
presentation of PRI's quarterly financial position and results of operations as of and for the dates and periods indicated.
Quarterly results should not be indicative of results to be
expected for any other quarter or for the full fiscal year.
                      Fiscal 1994                     Fiscal 1995
                     Quarters Ended                 Quarters Ended

            03/31    06/30   09/30   12/31   03/31   06/30   09/30   12/31

Net Sales   110,344 117,999 112,455 121,891 120,215 128,921 135,745 140,081

Total
Operating
Expenses     69,170  73,534  73,487 126,912  87,953  80,360  83,183 142,411

Operating
Income
(Loss)       41,174  44,465  38,968 (5,021)  32,262  48,561  52,562 (2,330)

Other
Income
(Expenses)   (1,573) (3,284)  (425) (3,287)   4,851  (3,625) (5,678)(4,569)

Net Income
(Loss)       39,601  41,181  38,543 (8,308)  37,113  44,936  46,884 (6,899)

Selected Information as a Percentage of Net Sales:

General and
Administ.     62.7%    62.3%  65.3%  104.1%   73.2%   62.3%   61.3%  101.7%

Total
Expenses      64.1%    65.1%  65.7%  106.8%   69.1%   65.1%   65.5% 104.99%

Operating
Income
(Loss)        35.9%    34.9%  34.3%   -6.8%   30.9%   34.9%   34.5%   -4.9%

*Footnote:
In order to present a fair comparison with Acadia, a public company, the following items were removed from Physician Resources' cost structure as filed on its tax returns: 1) interest, consulting fees and bonuses paid to owners, 2) one half of employee bonuses on a plan that was canceled in July of 1996. These amounts do not reflect unbooked commissions owed by clients which total fifty-two thousand dollars ($52,000.00) as of September 27, 1996.

   BUSINESS AND PROPERTIES OF ACADIA NATIONAL HEALTH SYSTEMS, INC.

THE COMPANY

HISTORY

Thomas N. Hackett founded what later became Physician Resources
(PRI) in 1971 as the financial services arm of Advantage Business Services. In 1990 bookkeeping and doctor billing were separated as Bookkeeping Resources, Inc. In 1992 doctor billing was moved to a new company, Physician Resources, Inc., and commercial bookkeeping operations ceased. Physician Resources provides practice management, invoicing and accounts receivable collection services for doctors offices, foster homes and hospital-based practices.

The doctor billing service has undergone several technical transitions since its inception. In the early days the service supported physicians who wished to avoid an elaborate business function or complex computer systems. As computer systems became simpler and easier to use, the company found other value added services to retain clients. This led to practice management consulting and, in the last few years, electronic billing. Many health service payers, led by Medicare and Medicaid have begun to require electronic billing to reduce processing costs. Electronic billing brought the added benefit of improved reliability and timeliness of third party payments. This improved medical practice asset utilization and profitability. Since electronic billing requires complex data modalities and sophisticated software procedures, it is more adaptable to a high volume billing service than to a single medical practitioner. This has been a very successful service for Physician Resources and continues to grow briskly. The company is currently expanding its state-of-the-art full featured software system that will become the basis for a national billing service.

In January 1995, the company began billing for foster homes under guidelines and funding established by the Maine Department of Human Services. This electronic billing service offers clients well-regulated cash flow and differentiates Physician Resources as the only billing service in Maine to finance provider receivables. As a result, it has obtained new business through referral without major marketing effort. The waivered foster care approach is undergoing explosive growth nationally and the potential national revenue from this and other small health providers is significant.

In July 1996, the principals formed Acadia National Health Systems, a Colorado corporation that will be the legal platform for a nationwide Physician Practice Management Company (PPMC). The assets of Physician Resources will be transferred to Acadia in September 1996. Personnel, procedures and experiences gained in 25 years of medical billing and practice management will be combined with innovative franchising methods to make Acadia a national competitor.

OBJECTIVES, NEAR-TERM

By the end of 1996, Acadia will become a publicly traded company capable of raising equity needed to fuel growth. Access to public markets is critical, since the growth rates of this and other medical billing organizations will exceed ratios that can be funded through earnings or debt.

The founder and CEO of Acadia, Thomas N. Hackett, also founded a nationally franchised payroll processing company, Advantage Business Services. Since franchising began thirteen years ago, Advantage has grown to become the eighth largest payroll company in the United States. Although Hackett is not active in Advantage on a daily basis, his many years of owning PRI and his experiences in franchising a financial/data processing service are directly transferable to medical billing. Acadia will complete franchising documents for FTC compliance by spring 1997.

Senior professional staff will be added in marketing, compliance management and finance to prepare the management team for regional and then national presence. Since practice management is closely tied to medical billing, Acadia will increase its affiliation with practice management consultants in various parts of the country. These services will complement billing services and eventually lead Acadia to become a full service PPMC.

Acadia will complete review and selection of expanded software technology by the end of 1996. This system will include the capability of: automated scheduling, electronic charting features, scanning, electronic billing, direct funds transfer, distributed data processing, multiple location data entry and paper copy printing, unlimited client accounts and patient census. Later full service computerized patient charting systems and state of the art dictation technology will be added. These attributes will provide the technological base that will permit the company to become a clearinghouse for franchised medical billing activities.

OBJECTIVES, LONG-TERM

Acadia will franchise a network of local companies to market full service Physician Practice Management (PPM) services regionally and then nationwide. Franchisees (associates) will sell practice management, billing, accounts receivable financing, accounting and office systems services to doctors, foster homes and other small and medium sized health care providers. They will also seek joint venture and strategic partner alliances. Acadia's home office will provide centralized and decentralized data support, training, counseling and cash control services for associates. Much of the franchising support, processing, and cash management techniques will be drawn from Hackett's experience in the payroll industry.

Besides franchising, the Company will grow through acquisitions, joint ventures and internal expansion. Many smaller billing services and some practice management consultancies are ill equipped to deal with the changes occurring in the health care market and the regulatory environment. Some will reach a point of personal and/or financial distress before they seek help. These are candidates for direct acquisition. Acadia will relieve the former owner of billing responsibility and sometimes give him a job.

(THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK)

THE SERVICE/BUSINESS SERVICES

Acadia and its franchisees will provide business and financial services to smaller health care providers and organizations in suburban and rural areas.
Services will include:

Type of Health
Provider>>>>>>
                                     D      F      N      S      S      O
                                     O      O      U      M      M      T
                                     C      S      R      A      A      H
                                     T      T      S      L      L      E
                                     O      E      I      L      L      R
                                     R      R      N
                                     S             G      H      H      H
                                            H             O      O      E
                                            O      H      S      M      A
                                            M      O      P      E      L
                                            E      M      I             T
                                            S      E      T      H      H
                                                   S      A      E
                                                          L      A      A
                                                                 L      G
                                                                 T      E
                                                                 H

Type of Service

Billing, accounts receivable
management and cash controls         X      X      X      X      X      X

Accounts receivable financing        X      X

Bookkeeping and internal financial
reporting                            X      X      X      X      X      X

Remote and local data processing
services                             X      X      X      X      X      X

Data collection, analysis and
compilation for rate negotiation,
financial audits and compliance
investigations                       X      X      X      X      X      X

Practice management consulting       X      X                           X

Dictation services                   X                           X      X

Electronic medical charting          X      X      X      X      X      X

SERVICE DELIVERY METHODS

Any organization that delivers goods or services over a wide geographic area must contend with the issue of what functions to do centrally and what functions to distribute into the field. Since Acadia's core activity will be billing, these issues are first discussed in billing terms.

BILLING SERVICE

Billing service operations have four essential components:
1. Selling the client (provider/doctor) the service and executing fiduciary contracts
2.   Entering demographic and billing data into the system
3.   Processing data and monitoring performance
     a.   Billing payers
     b.   Collecting funds
     c. Compiling and reporting service data for later use in audits and negotiations
4.   Management reporting systems

Some elements require regimentation and tight controls to satisfy fiduciary and regulatory responsibilities. Others must be loose to foster initiative, creativity and growth. Development of staff, business systems and selection of software to promote this loose/tight approach is a key for rapidly growing financial services companies in the information age.

Sales always occur at the client site or a regional office near the client. Sales will be the primary responsibility of the Acadia franchisee. Each will have the latitude to cultivate a variety of relationships with health providers in his area and the incentives toward building volume. Franchisees will sell billing services at retail and receive a wholesale discount. The value of a discount will vary with service functions done by the franchisee.

In today's communications environment, data entry and client service can be done anywhere. A personal relationship with a client service representative (CSR) can be established over a national 800 line almost as easily as in the same town. Data entry locations will be determined more by local economics and franchisee preference than by geography. A franchisee in New York City that pays $60 per square foot for office space and $19 per hour for local data entry clerks may want to have data entry done by Acadia in Lewiston, Maine, where the rates might be $9 per square foot and $10 per hour, respectively. A franchisee in an economically depressed area with rates of $4 per square foot and $7 per hour might prefer local data entry. A franchisee whose primary activity is practice management might not want the supervisory responsibility for billing data entry, despite comparative economics.

Some providers may wish to have original data entry done in their offices and certain management reports returned via a local printer. Acadia will offer this service with either provider employees or franchisee employees. Under this configuration, CSR activity will remain at the franchise office or data center and be separated from data entry.

The growth of third party payment organizations, both public and commercial, and their demands for timeliness, quality and technical capability make centralized processing, transactions and quality control essential. As communication costs have fallen, the drawback of processing thousands of miles away has disappeared when compared with the advantages of a large, efficient, tightly managed "back room" organization. Acadia will process all claims and originate all reports in central support/data centers. The first center will be in the Northeast and other centers added as the market dictates. The first center should be adequate through two to three years.

The central support and processing facility will also provide:

> Consulting in negotiating joint ventures, strategic alliances and mergers will be offered by the home office. Practice management support staff for franchisees who need assistance in that function, but wish to offer it to clients will also be offered. These will be profit centers directly chargeable to clients or franchisees.
> Provider and franchisee cash management services. Billing will be done electronically whenever payers have that capability. Funds will be received and distributed electronically (EDI) whenever the payers have that capability. Acadia will act as a clearinghouse for all payments and direct deposit the appropriate amounts to provider and franchisee accounts as required.
> A compliance department with a corporate officer, personnel and software to monitor billing compliance with payer rules and regulations. The Compliance Officer will be empowered to take internal action on errors and violations and to act in a fiduciary capacity for the entire Acadia system when responding to regulatory issues. The compliance department will also survey and screen new franchisees and new provider clients for potential problems.

Physician Resources has been processing data remotely entered at medical offices for about four years. Advantage Payroll Services has been accepting data from franchisee operations for 14 years. This experience will be directly transferred to upgrading operating policies, procedures and software to function in the new organization. Both existing companies have extensive written procedures and experienced personnel that will serve to guide Acadia operating procedure development.

OTHER SERVICES
PRACTICE MANAGEMENT

Health care providers, particularly doctors, frequently experience business operations difficulties. The discipline of practice management has evolved to fill this need. Medical practice managers may be accountants, lawyers, business consultants or they may be doctors who have chosen to specialize in the business aspects of medicine. Practice managers work with providers to develop procedures and techniques to improve responsiveness to patients' needs and increase productivity and profitability. They often manage special projects, such as fee schedule negotiations or new clinician screening. Practice managers can be part of a large consulting or billing organization or independent, one-person businesses.

Physician Resources has always offered practice management as an integral part of its billing service, but practice management volume has been limited by lack of volume for a dedicated practice management department. Strategic alliances between Acadia and practice managers in all sizes and types of organizations will be a symbiotic relationship with billing and systems services. Practice management will be available from individual consultants affiliated with the company, franchisees and Acadia itself. Affiliations, franchises and strategic alliances will enable billing services to offer practice management and practice managers to offer billing, without necessarily adding staff.

ACCOUNTS RECEIVABLE FINANCING

Physician Resources pioneered financing of waivered foster home care accounts receivable in 1994. The foster home program includes small, thinly capitalized boarding homes that incur substantial costs in providing care, but do not normally receive payment for several weeks. PRI converted clients to electronic billing, cutting accounts receivable turnaround to approximately one week and then advanced funds to the homes for a percentage fee. This program has been very successful in the last two years and enjoys an excellent growth rate.

Similar programs will be developed nationally for:

> New independent physicians whose medical school debt may cause them to be unable to fund their business needs or to be ineligible for conventional bank financing
> Established practices damaged by retirement, restructuring and other financial malaise
> Other foster home programs and similarly undercapitalized, yet trustworthy, providers
> New franchises that are too strong to buy outright but not strong enough to finance the complete program themselves

All receivable financing clients will also be billing and practice management clients.

INTERNAL CLINICAL SYSTEMS DEVELOPMENT

Acadia will purchase (and develop only if absolutely necessary) significant software, hardware and communications expertise to expand billing to a decentralized national venue. Much of that expertise will also be transferable to clinical systems.
Practice management consulting provides ready access to potential clients for clinical systems. After the billing systems are fully developed and stabilized, Acadia will turn toward clinical systems as the next area of market development.

METHODS OF OPERATION, BILLING

Each medical office has a standard protocol that lists all procedures. The listings reference an industry standard CPT code. Coding errors are among the most common causes of claims rejection or charges of misbilling. After doing a procedure, the provider will complete the appropriate steps that enable Acadia to correctly gather required patient data. This information will be keyed into a computer network, along with general information and third party payment data on each new patient. Compliance management software will screen procedures for appropriateness before billing. The software will screen to see that:

> Both the provider and patient were appropriate for the procedure.
     [Example: An orthopedic surgeon could not bill for a cesarean section on a male.]
> The provider had adequate time in his or her schedule to do all the procedures billed.
> The procedure was appropriate at the stage of care and was not included in some broader procedure billed simultaneously.
Charges not passing the software screen will be referred to the compliance staff for additional review, contact with the clinician and possible change.

Information will then be sorted by payer and invoices generated. Some payers will receive paper invoices by mail and others electronic invoices by telecommunications. Those receiving electronic invoices pay an average of 14 days sooner than with paper invoices.

When payment is received, funds will be deposited in a savings escrow account belonging to that provider. Each practice will receive a payment and reconciliation weekly or monthly. Acadia will maintain the checkbook and general ledger for some practices and provide a full monthly accounting of all activities.

All billing and collection information will be compiled and reported to the practice in summary form. This information will be available in special report form as supporting data for fee for service and capitation negotiations with third party payers.

FACILITIES NEEDED

SOFTWARE

The billing software at PRI is a Unix-based system that is two years old. Although the company continues to purchase current updates, Management feels a major enhancement is needed before moving to a national venue. PRI combined forces with a larger billing company to establish written software criteria and began a formal search in October 1995. Proven software will be selected, installed and tested in actual operations before the end of 1996.

One major PPMC, Medaphis, spent $46 million over the last two years to retool its software, eliminating 1995 profits in the process. Thomas Hackett experienced similar, although less devastating, problems with an Advantage Business Service software conversion several years ago. He learned the most efficient means of carrying out a major conversion is to buy a quality package and hire (or buy) the company that wrote it to customize. The company will purchase and modify existing software for implementation in a wide area network and integration with later software products such as a clinical package.

Some considerations are:

> Windows NT software would have more robust structure, easier maintenance and better capability to interface with multiple systems and disciplines, including:
     > Compliance management software
     > Front end systems at third party payers
     > Scheduling
     > EDI
     > Clinical systems

> Enhanced native mode communications capabilities for multiple servers, multiple data entry and report output points and several different modes of data transfer

>    Improved data analysis and reporting capability:
     > Management performance reporting
     > Demographic and cost analysis in support of rate
       negotiations for managed care
     > Custom reports for situations not preconceived

>    Windows type "user friendliness" for:
     > Ease of training
     > Improved performance and focus on content rather than
       process
     > Reduced operator fatigue

HARDWARE

Since Acadia will use Windows NT software, most hardware will be IBM compatible equipment locally available throughout the country. To reduce maintenance, repair and connectivity issues, the company may form a strategic alliance with a national computer dealer.

REAL ESTATE

Acadia and its franchisees will need Class A office space of 50-100 square feet per CSR, wired for networking, wired for intensive communications and air conditioned for high PC density. Sales per employee are expected to be about $70,000, based on current PRI performance, software improvements and industry averages. However, many CSRs will be found in franchisee offices. Therefore, Acadia's data center should start at about 4,500 square feet and grow to 40,000 square feet over the five-year projection period.

Executive offices at 460 Main Street, Lewiston, Maine will be adequate for the first two to three years.

                  MARKETS, COMPETITION & SELLING

THE PRESENT MARKET

In the US 527,000 physicians are in active practice, with 184,000 in 16,000 group practices and with the remainder operating independently. Private companies provide billing services for medical practices throughout the country. This industry is very fragmented with regional services, smaller companies and hospital-based services. The industry has been in flux in recent years with mergers, acquisitions and divestitures leading toward consolidation and the creation of much larger services. Many offer ancillary services including practice management, software development and sales.

Publicly traded regional and national billing services range from less than $5 million sales to just under $1 billion sales. The largest companies have averaged 50% annual growth over the last seven years and the growth appears to be accelerating. Most focus on very large group practices and hospitals. Hospital cost cutting and outsourcing have contributed to growth in recent years but there are signs that cost pressures and low hospital census are beginning to limit internal growth. Most of these companies are now growing through acquisition of smaller firms that lack the technical, financial or marketing prowess for long term viability in a very complex market. Few of these larger players focus on rural/tertiary markets, small group and solo practices, leaving that market to small local billing services.

Each large company takes a different approach. Emcare Holdings, for example, specializes in emergency medicine and employs the clinical staff besides providing billing services. Medaphis owns some clients but also markets clinical and business office software and services to clients. None are known to franchise and few provide receivables financing to their clients. Most companies fall into one of three broad categories:

> Hospital Oriented - Physician Hospital Organizations (PHO) where physicians are company employees and have little profit incentives. Emcare is an example.

> Managed Care Organizations (MCO)- Health Maintenance Organizations (HMO) and Preferred Provider Organizations
     (PPO) are institutionally driven with cost control taking precedent over patient care. Managed care uses the notion of "capitation" to control costs. Under capitation, a provider contracts to make certain medical services available to an insured group for a fixed monthly per capita fee, no matter the amount of patient services actually delivered. Since contracts are awarded on a competitive basis, this presents significant risk to the individual provider, particularly when costs and demographics are not well known. This is the fastest growing market segment, with an expectation of a 64-67% market share. It is expected that this industry will consolidate to 4-8 for-profit hospital chains such as the $17.5 billion Columbia/HCA Health care Corp.

>    Physician Oriented - Physician Practice Management Company
     (PPMC) and Management Services Organization (MSO) - these firms retain many traditional aspects of the physician owned practice or other standalone health care provider while offering staffing and systems support of a larger organization. These firms can negotiate effectively with large third party payers, including managed care organizations, providing accurate patient charting; service histories and cost information to facilitate negotiated fee and capitation structures.

Doctors are demoralized and fearful of the future. Changes in payment rules and the radical shift toward managed care place severe pressures on income and on the doctors traditional control of the clinical environment. They are looking for organizations that can provide them with trusted business leadership, financial security and still give them control over medical matters.

Many medical offices and other small providers still generate claims manually using office personnel that bill in addition to other patient/office duties. These offices are labor inefficient and suffer high rates of claim rejection due to processing or coding errors. Most have little or no mechanism to keep staff abreast of regulatory and coding changes.

Small medical billing services are found in local markets throughout the country. Entrepreneur Magazine lists medical claims processing as first on its list of "The 17 Hottest Businesses of the Nineties." Home Incorporated Magazine describes them as "one of the best examples of how savvy entrepreneurs are transforming an entire industry." However, most of these cottage industries will fail if they do not have highly trained professional staffs, superior technology, capable marketing, good capitalization or regulation sensitive systems support.

All billing services face increased pressure on profits and even survival:

> As the market moves toward managed care, health care providers must have accurate mix and cost data to negotiate capitation rates that are comprehensive, competitive and profitable. Billing companies that can handle only fee for service products will be unable to survive.

> Every billing service must have a very professional staff that can offer practice management advice and recommendations to doctors on issues ranging from malpractice insurance to succession planning to personnel policies.

> Completely electronic medical and business systems will become the norm rather than the exception. Standards are changing frequently and very sophisticated software and staff are needed just to keep up. By early 1997, Medicare is expected to require electronic billing; Medicaid and most insurance companies are expected to follow suit. Firms that cannot meet all electronic standards will be unable to offer a comprehensive product. Standards include: being on line with hospitals, clinics, being active users of the Internet and having their own intranet system. Even when they can meet billing standards, most small firms are not ready for the next level of development, EDI or electronic funds transfer. EDI requires an affiliation with an organization permitted by the Federal Reserve to make direct funds transfer. This procedure reduces "float" and places funds in provider bank accounts several days sooner than paper checks at much less cost to all involved.

> In Maine, the State's Medicaid program will be converted to a private HMO during 1996 and 1997. This will generate new cost pressures and bring managed care and capitation to a significant market segment. This change is echoed in other parts of the country.

> The Federal Sentencing Reform Act and the Federal False Claims Act (or "whistle blowers" act) provide reporting incentives and substantial penalties for incorrectly filing Federal claims, including Medicare and Medicaid billing. These can include large fines and prohibition from submitting claims in future years. In an extreme case the court can impose a "corporate death penalty" equal to all the assets of the corporation. The Federal government is aggressively prosecuting these cases and even when no fault is found. The human and financial resources necessary to cooperate with an investigation can render a mortal blow to small company operators. Larger, stronger firms are developing written Medicare compliance programs to deal with these issues. Those that do not comply will become excluded from Federal billing.

Practice management consultants must divide their time between continuing education and actual consulting to earn a living.
Many chose not to employ staff to keep overhead low. Affiliation with a national billing service is a means to create a strategic alliance and delegate certain aspects of practice management. It also enables the consultant to make profitable referrals for very real client needs while enhancing his professional credibility and reputation. Practice managers are often employed by billing companies, but even when they are not, formal affiliation is mutually productive.

Larger firms and small firms with extensive support systems can deal with these issues, while independent firms may be headed for extinction. Faced with increased market complexity, regulation and competition, most small firms find themselves with inadequately skilled staff, obsolete computer systems, internal procedures incapable of coping with new requirements and insufficient capital to do anything about it. The small firm that survives will be one that formally associates itself with a larger firm willing and able to provide these resources.

Physician Resources has continued to grow, widening its provider base and improving profits and cash flow under original ownership while several competitors were absorbed or dissolved in recent years. The key to capturing and retaining providers is competitive price, competitive technologies and good service.
Low overhead and efficient processing systems operated by well trained, well-paid professional staff enables the company to focus on provider service and be price competitive with larger regional services.

The Company specializes in smaller tertiary communities and providers ignored by larger firms. Competition comes from the provider's archaic internal systems and from very small billing firms. These billing entities will soon discover that the software and training needed to meet quickly evolving standards is prohibitively expensive for the small office or billing firm. They will have no choice but to seek, at minimum, a strategic alliance with a large, well funded, small account billing and practice management specialist.

In an environment of health care uncertainty, doctors already fearful of long term viability are reluctant to invest in new billing systems out of concern that they might be forced to change again. Physician Resources' marketing strategy has been that of personal referral leading to long term, low key, contact. When the physician is ready to consider a change or to make a referral, Physician Resources is there, a stable entity with known positive benefits. This approach has resulted in slower but steady growth with a few major new providers added each year.

This mode of growth is about to change because it will not support the overhead needed to meet the market challenges discussed above. As Acadia, the Company will capitalize on the lessons learned in 25 years of smaller provider billing, recognizing industry trends toward consolidation, intense capitalization and increased automation and regulation. It will continue to specialize in smaller providers in rural markets but will offer sophisticated staffing, state of the art operating techniques and regulatory compliance.

BENEFITS OF USING BILLING AND PRACTICE MANAGEMENT SERVICES

BILLING SERVICE

Billing services represent a drastic reduction in operating costs and capital investment from in-house operations while creating a variable expense to the provider. Billing clerks are better trained, more focused on the task and use up to date tools. Larger billing staffs assure flexibility to bill on time during employee absences and vacations. Providers can replace expensive, obsolete computer or manual systems for a less expensive monthly fee and be assured that bills follow the current form and regulation. Correct coding reduces claims rejection rates from in-house processing while avoiding regulatory violations. Electronic filing significantly speeds collection of fees. The large billing service offers very high level practice management advice plus general financial guidance for the providers.

Small practices that cannot afford a massive billing operation can now have state of the art patient service and billing procedures:

> For the first time providers will need to market their services to MCOs in order to have adequate business base. PPMCs such as Acadia can provide a market conduit to reach these new large players.
>    New patient services can be added:
     > Electronic charting
     > Automated patient scheduling
     > Transcription technologies
>    Accurate CPT coding
> Data, audit trails and staff to support successful payer audits without disruption of the regular work flow and without penalties for noncompliance
>    Electronic filing and electronic funds transfer for faster processing
>    More frequent billing for improved cash flow
>    Monitoring and action on denials and delinquencies to
     eliminate orphaned claims
> The ability to interface with all payers including Medicare, Medicaid, group insurances, managed care (capitation) and private pay
> Historical databases with reports that will support negotiated capitation rates in managed care environments, including services by:
     > Contract (employer or provider)
     > Code
     > Complete utilization review & profit analysis
> Optional internal control through medical office terminals of original entry. These can be manned by provider staff or by billing service employees.
> Separate billing becomes a vital component of GPWW (Group Practice Without Walls). Volume and comprehensive services give GPWW providers negotiating power with managed care organizations.

PRACTICE MANAGEMENT SERVICES

Hiring a practice management consultant can free professional medical staff to concentrate on clinical issues. He or she offers an experienced, objective outside review of office procedures, practices and staffing. A practice manager can do special projects, such as a fee schedule review and adjustment, that are not within the capacity of in-house staff. The practice manager can also advise principals on business and financial issues encountered in benefits, investment and retirement planning.

MARKET, NEAR TERM

Hospitals are expanding their operations to include primary care medical practices to provide added patient referral flow. Hospitals offer financing and the security of a steady income to doctors. Frequently, hospital billing systems and staff lack the capacity (or capability) to deal with doctor billing and sophisticated practice management issues. Acadia can offer supplemental services to hospitals that will permit them to own practices without disrupting themselves or upsetting their providers. The company is already discussing this option with one area hospital. External billing can be a win, win situation for all parties.

Office-based billing systems and small billing companies will increasingly face barriers to remaining in the marketplace. Billing company owners are often older entrepreneurs who lack the energy or remaining working years to invest in new technologies and procedures.

MARKET, LONG TERM

After decades of health care inflation well in excess of general levels, the public now demands a more efficient and affordable health care delivery system. This led to the growth of managed care and reducing physician autonomy. Managed care is expected to dominate the market by the end of the century. Physicians need tools to regain their autonomy while satisfying the demands of public pressure and managed care. Close partnership with efficient business organizations offers the provider medical control and profit incentives. It also gives the physician accurate and predictable business and financial results.

Specialization, increased capital intensity and technological change are leading to increased outsourcing in all areas of human commerce. The health industry is no exception. Today's communications technology makes it practical to deliver medical services in multiple locations, enter billing data elsewhere and process and audit the data at another site(s). Increased regulatory pressure will replace the office clerk with a highly trained billing specialist who does nothing but bill services in a narrow medical specialty.

COMPETITION

Many of Physician Resources current competitors will become franchise or acquisition candidates as the Company moves toward becoming a full service PPMC. These include:

Billing Plus, Gorham, Maine - Formerly Hilton Health care, is now owned by NCS, a software supplier from New Hampshire. Billing
Plus focused on Southern Maine, New Hampshire and Massachusetts.

Smaller services - There are approximately ten smaller services concentrated in Cumberland County, Maine. Most do not compete with Physician Resources and few can offer the breadth of service in practice management or state of the art systems.

Hospital-based services - These often serve only practices on a hospital's payroll. They rarely compete directly with Physician
Resources.

Several large national firms offer PPMC services. Each has a different variation of ownership and structure. Most concentrate on larger metropolitan practices and hospitals. Acadia will be the only national service to use franchising as a growth media and the only PPMC to concentrate on small accounts and rural areas. Listed below is a sample of companies:

Phycor, Inc., Nashville, Tennessee - is the fastest growing PPMC with 82% growth in 1995 to sales of $441.6 million. Growth is based on the philosophy that physician decisions control 80% of health expenditures and so physicians must "choose to lead" health care reform. Phycor creates a corporate partnership with physicians, providing capital, management and business resources to improve service delivery performance. This approach has been very well received in both the medical market and the stock market. Average sales growth was 65.9% over the last five years and the current price/earnings ratio (P/E) is 75.52. Much of what Phycor is doing will also be done by Acadia, but with the added financial benefits of franchising. Phycor affiliates with large practices, typically 50-100 physicians, so it is expected that it will rarely compete against Acadia in rural America in the small practice market.

FPA Medical Management, San Diego, California - calls itself an MSO, but much of its activities fall into the PPMC classification. FPA contracts with doctors, and HMOs in a way that permits HMO patients to remain with the same doctor even when they change HMO. Doctors can be members of all local HMOs without drowning in compliance paperwork. The company grew more than 50% per year until 1995 when it went public. Since late 1995, sales have increased 150% to a current level of about $45 million. Like Phycor, FPA also addresses big metropolitan practices, with one of its contract groups numbering more than 700 physicians.

Medaphis Physician Services Corporation, Atlanta, Georgia - This is a national service that competes on price for large hospital-based practices. The company also markets software and systems to other medical management companies. Although services are similar, Medaphis does not seek small clients. Medaphis recently spent nearly $50 million to overhaul its software and is in the process of re-engineering its data processing structure. These changes, combined with falling hospital census figures have slowed growth. Unless Medaphis chooses to market to small groups, there will be very little direct competition.

Emcare Holdings, Inc., Dallas, TX - is a specialty PPMC in emergency medicine. All practices are corporate owned, with physicians working as independent contractors hourly. Annual revenue growth in this twenty-four-year-old company has been about 28% in recent years, with 1994 sales of $118.3 million.

PROJECTED SALES AND MARKET SHARE

The total market for PPMCs is difficult to measure, since they report under a variety of SIC (Standard Industrial Classification) codes. The Sherlock Company estimates aggregate 1995 revenues for the six largest "pure" PPMCs at $1.122 billion. Allowing for smaller companies the author estimates the 1995 market at $1.3 billion. The seven-year historical growth rate is more than 50%. Several companies grew 250-1,000%
 the first year after going public and gained critical mass for 50-100% growth after that.


Management estimates the following growth and market share for
Acadia ($ millions):
                  1997       1998       1999       2000       2001

U.S. PPMC
Market           $3,000     $4,400     $6,600     $9,900    $14,800

Acadia             $2         $7         $17        $31       $50

Market
Share             0.1%       0.2%       0.3%        0.3%      0.3%

SPECIFIC TARGET MARKETS & NEAR TERM SALES STRATEGY

Franchisees will be recruited by Acadia National Health Systems from independent billing services, the medical products industry, practice managers and other small financial service companies.
It will recruit corporate "downsizers," who have the managerial experience and financial resources to start and grow a small billing service or a practice management company, but need high-level professional support and state-of-the-art industry specific systems support.  Acadia will form strategic partnerships or merge with medium sized ($5-25 million) billing services and MSOs that offer significant complimentary resources in marketing, software or leadership/management talent.  Franchise leads will be developed through:
> Advertising in high level publications such as the New York Times and the Wall Street Journal
>    Management's existing network of industry contacts:
      > International Billing Association - the trade
          association of medical billing companies
      > Service Bureau User's Group - a high level forum of
          financial services executives
      > Payroll associations and Advantage Payroll franchisees
      > International Franchise Association

Experience with franchising taught Management that offering proven business methods to professional managers with entrepreneurial ambitions is an excellent formula for growth. Decentralization of selling, with the "owner in the store" fosters much higher growth rates than a salaried or commissioned sales force with its customary high turnover. Central control of critical production and financial elements of the process assures quality, accuracy and accountability to regulatory agencies.

Franchisees will market billing, practice management, systems and other physician oriented business services to small medical practices in tertiary markets. Most practices will be less than five physicians and will be found in cities and towns of less than 75,000 people. Catering to this market will play to small practice strengths inherited from Physician Resources and simultaneously minimize direct competition with companies such as Phycor, which has a 5-10 year growth lead.

Franchisees will become the company's eyes and ears as they constantly facilitate affiliations with other franchisees, with third party payers, merger/takeover candidates and with new strategic partners or joint ventures. These affiliations will earn the franchisee participation in each new affiliation formed. Thus, the system will grow at a network pace, rather than a sales based pace.

Much of the growth of PPMCs has been through acquisition. In this industry, the primary business asset is the client list but small business prices decimate the true value of these hard earned relationships. In small, privately held business a stock price earnings ratio (P/E) of less than five is common, while high growth PPMCs can reach P/Es of 30-100. This makes capital stock exchange very attractive to shareholders of a takeover prospect. Acadia will use this tool for rapid growth besides franchising. It will also use operating cash flow and stock market appreciation (capital stock swaps) to generate funds for nominal cash purchase of weaker companies.

SELLING METHODS, LONG TERM

An experienced national sales manager with medical or financial services background will develop a sales team that includes intermediate sales managers. They will work with salespeople/franchisees from both billing and practice management to develop additional franchise territories and recruit other franchisees. Practice management consulting will be used as lead in to billing proposals. Billing surveys by operations personnel will be used to evaluate office or small billing agency procedures and develop proposals for increased net revenue and reduced billing costs when compared with current systems. New software will enable automated matching of actual vs. expected payments. Each franchise will use proven systems and standards but will have an organization custom tailored to the local market and available resources.

SERVICE PRICING

As with other market elements, pricing will occur at two levels:

RETAIL, the price paid by the clinical provider will be based on several factors:
> National surveys that show average, high and low prices for each specialty. Currently the billing commission on cash collected can run from a low of 2% of actual cash collected for CT Surgery to a high of 15% for Psychiatry.
>    Practice transaction volume
>    Other services included in the base fee including:
     > Bookkeeping
     > Practice management
     > Remote (clinic based) data entry equipment or personnel
>    Financing provided to the clinician by Acadia

WHOLESALE, the price paid by the franchisee for centralized processing and support services will depend on the above plus:
> Whether data entry and client service is provided by the franchisee, a related party, or by Acadia
> The level of core competency at the franchisee level in compliance management and practice management consulting
>    Financing provided to the franchisee by Acadia

(THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK)

                           RISK FACTORS

Large competitors may saturate urban markets and move into tertiary markets with strong price competition in order to maintain current growth rates. To date most large PPMCs seem more interested in growing through consolidation than in seeking new markets. It is anticipated that they will continue to consolidate through the end of the century and turn to smaller markets only when less than ten large companies are left. While there is no meaningful defense against a very large firm that targets Acadia's market niche and undersells the market long enough to drive out competition, management considers this improbable.

Acadia growth will outpace development of a management infrastructure, leading to major marketing and operations issues. Thomas Hackett is a team builder with a long track record of recognizing talent. Much of the growth will come from affiliation with existing companies that have talented, and often underutilized, managers. This pool will be supplemented with outside recruiting where needed.

Software development issues hinder growth. Several medical companies have suffered reduced growth or losses due to software development projects that were behind schedule, over budget or unworkable. Management experienced some of these issues during earlier software conversions at Advantage Payroll Services and has a plan that will minimize this risk. PRI/Acadia is buying a state of the art software package that has already proven itself with a large installed base. Although the company has source code as insurance against vendor nonperformance, it intends to avoid custom code whenever possible. Modifications, if any, will be done by the original developer.

Financing delays hinder growth. Acadia's strategy will be to use debt to build the business and then "fill in" with equity issues as the company prepares to move to each successive level of expansion. Contracts and other relationships will be in place before each equity raise that will support the earnings per share needed for equity market acceptance. Delays in either side of the debt/equity equation could slow growth or create liquidity issues. Acadia plans orderly growth, maintaining solid relationships with both debt and equity markets and staging each fund raise in a timely manner.

Health issues with Thomas Hackett. A board of directors capable of running the company, backed by a rapidly developing management team will assure that Acadia continues to grow should something happen to Thomas Hackett.

       MANAGEMENT OF ACADIA NATIONAL HEALTH SYSTEMS, INC.

MANAGEMENT OBJECTIVES
THE MANAGEMENT TEAM

Physician Resources strives to provide a pleasant working environment and a strong team spirit. A cash profit sharing plan permits staff members to share in the company's success resulting in low employee turnover. As the company becomes Acadia National Health Systems, the philosophy of staff participation will be carried further through corporate office incentives and business unit ownership (franchising).

Board of Directors - will be drawn from leaders in the financial services, insurance and medical industries.

Thomas N. Hackett, CEO/Acting National Sales Manager - is a business leader with interests in doctor billing, payroll processing, financial services, health insurance and medical technologies. Until recently, Physician Resources was not his primary focus, but he provided overall direction to the company and consulting & management services to its medical practice clients. Hackett will work full-time at Acadia and is the principal architect of the expansion into franchised operations. Within a short time he will relinquish the National Sales Manager's role to a qualified executive. As CEO, he is responsible for staying abreast of industry trends and, with the board of directors, he leads the strategic planning process that charts the overall direction of the company. He will work with the National Sales Manager and staff to structure each major franchise or strategic alliance. He works with the Operations Manager and staff to shape operating procedures, select business systems and regulate associate activities. His experience in helping to take Advantage Payroll Services national roughly parallels Acadia, with similarities in franchising, staff disciplines, capitalization, marketing, information processing and cash management for clients.

Jacquelyn Magno, Operations Manager - has been with Physician Resources for 24 years. She became general manager in 1985. She has been responsible for sales, operations, provider setup and liaison. Magno keeps the company abreast of the latest changes in third party policy and the latest equipment and software. She manages the billing and bookkeeping staffs and is responsible for day to day operations. In Acadia she will expand the operations role, while delegating sales to Hackett and others. The role will include monitoring billing and cash clearing activities in Acadia's central processing operation and dealing with software and hardware issues as the company grows.

Marise Lebel, Internal Auditor/Accountant - has been with the company 15 years. She provides lead accounting and bookkeeping services to health provider clients and Physician Resources itself. She also acts as internal auditor and works with the company's external auditors in financial and compliance matters. Bookkeeping is computerized and results in timely monthly financial statements for clients and the company.

The following positions will be recruited in late 1996 and early
1997:

National Sales Manager - will work with the CEO to establish new franchises, strategic alliances, joint ventures and clients. This person will recruit franchisees and assist in their training and motivation to fully empower them for their role of selling services to medical providers. The individual selected will be a career sales leader and manager with extensive prior national experience in the medical industry, financial services, franchising or a combination of all three. He or she will be self motivated and share a vision of Acadia becoming one of the top 20 PPMCs in the country within five years.

Compliance Officer - will develop and monitor a comprehensive written plan for meeting State and Federal regulatory standards for Acadia and its clients. The compliance function will be a profit center. It will include employee training, procedures for detecting and reporting violations and for responding to violation reports. The person selected will be thoroughly familiar with current regulations and will strive to maintain currency. He or she will have excellent communication skills.

CFO - will be a CPA or CPA/MBA with experience in the medical industry. The CFO will manage the massive cash flow of the medical billing operation for a maximum yield to Acadia and client providers. The CFO will manage Acadia's balance sheet, budgets and cash flows, work with underwriters, investors and lenders to give Acadia the financial platform for rapidly expanding operations. This person will supervise due diligence activities on joint ventures, strategic alliances, acquisitions and franchisee and provider setup. He or she will be a primary liaison with the legal staff in codifying all financial arrangements. Occasionally the CFO may arrange franchisee or provider financing. The individual selected will be an entrepreneurial personality with extensive cash management experience, good analytical skills and prior CFO experience in a rapidly expanding company.

Executive Compensation

                         SUMMARY COMPENSATION TABLE

                       Long Term Compensation
____________________________________________________________________________
  Annual Compensat.    Awards             Payouts
____________________________________________________________________________

  (a)     (b)     (c)         (d)         (e)     (f)     (g)     (h)     (i)

                                         Other    Rest.                   All
Name and                                 Annual   Stock          LTIP    Other
Principal                                Comp.  Award(s)  Opt.   P/outs  Comp.
Position  Year   Salary      Bonus($)     ($)     ($)    SARs(#)  ($)     ($)
_____________________________________________________________________________

CEO
Hackett,
Thomas N. 1996  65,000.00
               (Annualized)

          1995  48,575.00   14,509.46

          1994  42,125.00   14,000.00

V.P.
Magno,
Jacquelyn 1996  50,000.00
                (Annualized)

          1995  49,044.82               13,250.00
                                       (Consulting)

          1994  45,715.39               12,000.00
                                       (Consulting)

Treasurer
Lebel,
Marise    1996  26,000.00
               (Annualized)

          1995  27,484.53

          1994  26,033.16

                      PRINCIPAL STOCKHOLDERS

     The following table sets forth the anticipated beneficial ownership of Acadia Common Stock on the Distribution Record
 Date of each director of Acadia and of each person who is expected to own beneficially more than five percent (5%) of the outstanding shares of Acadia and by all officers and directors as a group:

                                Shares of Acadia
                               Common Stock to be
                               Beneficially Owned
     Name and                   as of the Distrib.             Percent
     Address                      Record Date                 of Class


     Peacock Hill Farm,            2,509,000                    67.2%
     Limited Liability Co.
     460 Main Street
     Lewiston, Maine 04240

     Physician Resources, Inc.       300,000                    8.0%
     460 Main Street
     Lewiston, ME  04240

     Thomas N. Hackett               166,000                    4.4%
     301 Peacock Hill Road
     New Gloucester, ME
     04260

     Jacquelyn Magno                 100,000                    2.7%
     460 Main Street
     Lewiston, Maine 04240

     Marise and Philip Lebel          14,000                    0.4%
     460 Main Street
     Lewiston, Maine 04240

     Management of Acadia has advised that they may acquire additional shares of Acadia Common Stock from time to time in the open market at prices prevailing at the time of such purchases.

                DESCRIPTION OF ACADIA COMMON STOCK

     The authorized capital stock of Acadia consists of fifty million (50,000,000) shares of Common Stock, no par value, of which 3,733,987 shares will be outstanding on the Distribution Record
Date.

     Holders of Acadia Common Stock will be entitled to one vote per share on all matters submitted to any vote of stockholders. Cumulative voting for the election of directors is not permitted and therefore the holders of a majority of the shares of Acadia Common Stock will be able to elect all of the directors. The Acadia Common Stock does not have preemptive rights and is not convertible, redeemable or assessable. The holders of Acadia Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor. See Dividends on Acadia Common Stock below. Upon liquidation or dissolution, holders of Acadia Common Stock are entitled to share ratably in all net assets available for distribution to stockholders.

Restrictions of Transfer

     Shares of Acadia Common Stock distributed to Acadia's stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Acadia under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Acadia after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Acadia and may include certain officers and directors of Acadia as well as principal stockholders of Acadia. Persons who are affiliates of Acadia will be permitted to sell their shares of Acadia only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

     Approximately 27,890 shares of Acadia Common Stock could be sold pursuant to Rule 144 under the Securities Act.

Dividends on Acadia Common Stock

     Acadia does not intend to pay any dividends in the foreseeable future and will follow a policy of retaining its earnings for use in its operations. In addition, under its proposed loan agreement, Acadia will be prohibited from paying cash dividends without prior approval of its lender banks.

Transfer Agents

     The transfer agents for the Acadia National Health Systems,
Inc. Common Stock are American Securities Transfer, Inc., whose address is 1825 Lawrence Street, Suite 444, Denver, Colorado
80202-1817 and whose telephone number is (303) 298-5370.

                      ADDITIONAL INFORMATION

     Following the Distribution, Acadia will furnish its stockholders with annual reports containing audited financial statements and quarterly reports containing unaudited financial information.

     Acadia is hereby filing a Registration Statement on Form 10SB with the Securities and Exchange Commission, Washington D.C., pursuant to the Securities Exchange Act of 1934 and will hereafter file periodic reports with the Commission pursuant to such Act. Copies of all information filed with the Commission may be obtained from the Commission's principal office in Washington, D.C. upon payment of the prescribed fees.

                  INDEX TO FINANCIAL STATEMENTS


                                                                  Page




     Independent Auditors' Report                                 F-2



     Balance Sheet, September 27, 1996
     (Acadia)                                                     F-3



     Notes to Balance Sheet, September 27, 1996
     (Acadia)                                                     F-4


     Balance Sheets, 1993, 1994 and 1995
     (PRI, unaudited)                                             F-5



     Statements of Operations, Years ended
     1993, 1994 and 1995
     (PRI, unaudited)                                             F-6


     Pro Forma Financial Projections
     Years ended 1996, 1997, 1998, 1999,
     2000 and 2001
     (Acadia, unaudited)                                          F-7

                   INDEPENDENT AUDITORS' REPORT

                           Baker Newman & Noyes

                       Certified Public Accountants


                       INDEPENDENT AUDITORS' REPORT


The Board of Directors
Acadia National Health Systems, Inc.


We have audited the accompanying balance sheet of Acadia National Health Systems, Inc. as of September 27, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Acadia National Health Systems, Inc. at September 27, 1996 in conformity with generally accepted accounting principles.


                                           Baker Newman & Noyes
October 25, 1996                           Limited Liability Company

                     BALANCE SHEET, SEPTEMBER 27, 1996
                                   (ACADIA)

                  ACADIA NATIONAL HEALTH SYSTEMS, INC.

                             BALANCE SHEET

                          September 27, 1996


ASSETS (Note 3)

Current assets:
     Cash                                                   $ 120,988
     Accounts receivable (notes 6 and 7)                      220,283
     Prepaid expenses and other assets                          4,806
     Deferred income taxes (note 5)                             2,000
                                                            _________

          Total current assets                                348,077

Property and equipment:
     Leasehold improvements                                    14,540
     Equipment                                                 59,169
     Furniture and fixtures                                    17,588
                                                            _________


                                                               91,297
     Less accumulated depreciation                             52,574
                                                            _________

          Net property and equipment                           38,723

Other assets:
     Deferred income taxes (note 5)                             5,500
     Deposits                                                  12,000
     Organizational costs                                      96,550
                                                            _________


                                                          $   500,850
                                                          ===========

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Note payable under line of credit (note 3)           $    88,917
     Current installments on long-term debt  (note 3)          10,805
     Accounts payable and accrued expenses                     33,502
     Other                                                     13,572
                                                            _________

          Total current liabilities                           146,796

Long-term debt, excluding current installments (note 3)        88,367

Notes payable to stockholder (note 3)                          14,047
                                                            _________

          Total liabilities                                   249,210

Commitments (note 4)

Stockholders' equity:
     Common stock, without par value.  Authorized
          50,000,000 shares; issued and outstanding
          3,733,987 shares                                    251,640
                                                            _________


                                                          $   500,850
                                                          ===========



See accompanying notes.

                NOTES TO BALANCE SHEET, SEPTEMBER 27, 1996
                                  (ACADIA)

                   ACADIA NATIONAL HEALTH SYSTEMS, INC.
                        NOTES TO BALANCE SHEET
                          September 27, 1996

1.   Summary of Significant Accounting Policies

     Nature of Business

     Acadia National Health Systems, Inc. (the Company) was formed on August 2, 1996 to provide practice management, invoicing and accounts receivable collection services for doctors' offices, foster homes, and hospital-based practices. The Company has adopted a 52/53 week year ending on the last Friday in September.

     Property and Equipment

     Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets using straight-line and accelerated methods.

     Income Taxes

     The Company follows the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     Management Estimates

     The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

     Organizational Costs

     Organizational costs have been capitalized and will be amortized on a straight-line basis over five years.

 2.   Acquisition of Assets

     On September 27, 1996, the Company acquired all of the assets of Physician Resources, Inc., whose majority owner is also the majority owner of the Company, in exchange for 300,000 shares of stock. The Company also assumed the liabilities of Physician Resources, Inc. This transaction was accounted for as a purchase, but because the parties to the transaction were entities under common control, the acquired net assets were recorded at amounts equal to Physician Resources, Inc.'s carrying values.

                    ACADIA NATIONAL HEALTH SYSTEMS, INC.
                          NOTES TO BALANCE SHEET

                            September 27, 1996

2.   Acquisition of Assets (Continued)

     Summarized financial information of the assets acquired and liabilities assumed in this transaction is as follows:

     Current assets                                    $       348,077
     Other assets                                               82,773
     Current liabilities                                      (146,796)
     Other liabilities                                        (268,414)
                                                             __________


                                                       $        15,640
                                                             ==========

     Immediately following the acquisition, $166,000 of debt owed to the majority stockholder was converted to common stock. Additionally, common stock valued at $70,000 was issued with respect to organizational costs incurred.

3.   Indebtedness

     Long-term Debt

     Long-term debt consists of the following:

     Note payable to bank at 9.75%, due in monthly
     installments of principal and interest, with
     a final balloon payment in August 2001, secured
     by substantially all assets of the Company        $    99,172

Less current installments of long-term debt                 10,805
                                                         _________

                                                       $    88,367

     Maturities of long-term debt are as follows:

          Fiscal
           Year           Amount

           1997           $    10,805
           1998                11,907
           1999                13,121
           2000                14,459
           2001                48,880

                    ACADIA NATIONAL HEALTH SYSTEMS, INC.
                          NOTES TO BALANCE SHEET

                            September 27, 1996

3.   Indebtedness (Continued)

     Line of Credit

     The Company has a revolving line of credit agreement with a bank providing for borrowings up to $250,000 at 1% over the Bank of Boston base rate (9.25% at September 27, 1996). The line is secured by all assets of the Company, and is guaranteed by a stockholder.

     Note Payable - Stockholder

     The Company has a note payable due on demand to a stockholder. The stockholder has agreed that no demand will be made during 1997. The note is unsecured and requires monthly interest payments at a rate of 10%.

4.   Lease

     The Company currently leases office space from an entity related to the Company's majority stockholder under an operating lease agreement calling for monthly rental payments of $1,700. The lease expires on December 31, 1996 and is renewable on an annual basis.

5.   Income Taxes

     Assets transferred to the Company have a tax basis that differs from the Company's carrying amount. The tax effects of such temporary differences that give rise to deferred income taxes at September 27, 1996 are as follows:

          Net property, plant and equipment    $    5,500
          Accrued expenses                          2,000
                                                _________

                                               $    7,500
                                               ==========

     The deferred tax asset is expected to be recovered through taxable income earned in the carryforward period.

6.   Related Party Transactions

     A company affiliated with the Company's majority stockholder provides payroll processing and similar services to the Company at no cost.

                  ACADIA NATIONAL HEALTH SYSTEMS, INC.
                        NOTES TO BALANCE SHEET

                          September 27, 1996

6.   Related Party Transactions (Continued)

     The receivables acquired from Physician Resources, Inc. (see note 2) are guaranteed as to their collection by Physician Resources, Inc. and certain of its stockholders, who are also stockholders of the Company.

7.   Concentration of Credit Risk

     Approximately 42% of the Company's accounts receivable at September 27, 1996 are derived from medical practices in Central Maine. Accounts receivables from two customers totaled $45,166 at September 27, 1996.

8.   Fair Value of Financial Instruments

     Financial instruments included in the Company's balance sheet at September 27, 1996 include cash, accounts receivable, accounts payable and debt. It is not practical to estimate the fair value of notes payable to a stockholder since the stockholder is a related party and there would be no market for this instrument. The nature of all other financial instruments is such that carrying value approximates fair market value.

                   BALANCE SHEETS, 1993, 1994 AND 1995
                             (PRI, UNAUDITED)

                           PHYSICIAN RESOURCES
                              BALANCE SHEET
                            DECEMBER 31, 1995
ASSETS
------

CURRENT ASSETS:

 Checking account                $     68,347.98
 Savings-Clients                       59,935.65
 Savings-P.R.I.                   (    43,170.99)
 Petty cash                                25.00
 Accounts receivable                   24,884.10
 Accounts Receivable/Foster Home      181,072.24
 Inventory                              7,630.18
 Prepaid insurance                        786.09
 Prepaid Client Development            17,850.00
                                   -------------
   TOTAL CURRENT ASSETS          $    317,360.25

PROPERTY AND EQUIPMENT:

 Leasehold improvements          $     14,540.17
 Accum depreciation - Lease imp   (       318.84)
 Equipment                             61,505.72
 Accum depreciation - Equipment   (    39,500.56)
 Furniture and fixtures                17,587.95
 Accum depreciation - Furn & fx   (    12,168.13)
                                   -------------
   TOTAL PROPERTY
   AND EQUIPMENT                 $     41,776.20
                                   -------------
TOTAL ASSETS                     $    359,006.56
                                   =============

                        PHYSICIAN RESOURCES
                           BALANCE SHEET
                         DECEMBER 31, 1995


 LIABILITIES AND EQUITY
 ----------------------

CURRENT LIABILITIES:

 Accounts payable                $      1,922.31
 Adj-Disallowances-Foster Home    (     3,413.48)
 Accrued Bonuses                       34,141.62
 United Way Withholding                    44.00
 Sales taxes payable                       46.99
 Accrued Vacation Wages                 5,176.39
 Accrued Sick Wages                     2,143.44
 Contra-Client's money                 59,935.65
 Accrued Payroll                        4,765.09
 N/P People's Bank-Credit Line        110,917.33
                                   -------------

   TOTAL CURRENT LIABILITIES     $    215,679.34

NON-CURRENT LIABILITIES:

 Intercompany-TNH Associates     $     10,500.00
 Intercompany-TNH Enterprises           7,500.00
 Intercompany-B.R.I.                   34,296.47
 N/P-Jacky Magno                       19,000.00
 N/P-Thomas N. Hackett                 90,750.00
                                   -------------
   TOTAL NON-CURRENT
   LIABILITIES                   $    162,046.47

EQUITY:

 Retained earnings               $(    19,219.74)
 Capital                                1,000.00
 NET INCOME (LOSS)                (       499.51)
                                   -------------

   TOTAL EQUITY                  $(    18,719.25)
                                   -------------

TOTAL LIABILITIES AND EQUITY     $    359,006.56
                                   =============

                         PHYSICIAN RESOURCES
                            BALANCE SHEET
                          DECEMBER 31, 1994

 ASSETS
 ------

CURRENT ASSETS:

 Checking account                $     45,983.38
 Savings-Clients                       50,188.79
 Savings-P.R.I.                         6,101.08
 Petty cash                                25.00
 Accounts receivable                   21,522.76
 Inventory                              4,026.48
 Prepaid insurance                        918.63
 Prepaid taxes                          1,247.48
 Prepaid Client Development            17,850.00
                                   -------------

  TOTAL CURRENT ASSETS           $    147,863.60

PROPERTY AND EQUIPMENT:

 Leasehold improvements          $      5,875.00
 Accum depreciation - Lease imp   (       472.04)
 Equipment                             84,329.61
 Accum depreciation - Equipment   (    42,507.00)
 Furniture and fixtures                17,587.95
 Accum depreciation - Furn & fx   (     9,747.94)
                                   -------------

   TOTAL PROPERTY AND
   EQUIPMENT                     $     55,065.58
                                   -------------

TOTAL ASSETS                     $    202,929.18
                                   =============

                               PHYSICIAN RESOURCES
                                 BALANCE SHEET
                               DECEMBER 31, 1994

  LIABILITIES AND EQUITY
 ----------------------
 CURRENT LIABILITIES:

 Accounts payable                $     2,698.90
 Accrued Bonuses                      26,377.61
 United Way Withholding                  161.80
 Sales taxes payable                      64.47
 Accrued Vacation Wages                4,278.54
 Accrued Sick Wages                    1,979.62
 Contra-Client's money                49,240.45
 Accrued Payroll                       6,227.04
 N/P-Casco Bank                       14,722.86
 Contra-Foster Homes             (     1,919.19)
                                  -------------

  TOTAL CURRENT LIABILITIES      $   103,832.10

NON-CURRENT LIABILITIES:

 Intercompany-TNH Associates     $    10,500.00
 Intercompany-TNH Enterprises          7,500.00
 Intercompany-B.R.I.                  34,296.47
 N/P-Jacky Magno                      12,500.00
 N/P-Thomas N. Hackett                51,000.00
                                  -------------
   TOTAL NON-CURRENT
   LIABILITIES                   $   115,796.47

EQUITY:

 Retained earnings               $(   19,456.34)
 Capital                               1,000.00
 NET INCOME (LOSS)                     1,756.95
                                  -------------
   TOTAL EQUITY                  $(   16,699.39)
                                  -------------

TOTAL LIABILITIES
AND EQUITY                       $   202,929.18
                                  =============

                              PHYSICIAN RESOURCES
                                 BALANCE SHEET
                               DECEMBER 31, 1993

ASSETS

CURRENT ASSETS:

Checking - Casco                 $    25,897.20
Savings - Casco - Escrow         $    94,200.76
Accounts Receivable              $    21,628.25
Petty Cash                       $        25.00
Inventory                        $     5,561.38
PREPAID EXPENSES                     $21,401.33
Intercompany - TNH Associates    $   (10,782.30)
Intercompany - TNH Enterprises   $    (7,500.00)
Intercompany - BRI               $    (2,757.16)
Intercompany - Maine Locums      $        60.00
Intercompany - ABS               $       449.18
                                   ____________

Total Current Assets:            $   148,183.64

PROPERTY & EQUIPMENT:

Equipment                        $    58,415.01
Accum depreciation - Equipment   $   (27,410.00)
Furniture                        $    17,587.95
Accum depreciation -
Furniture & Fixtures             $    (6,964.94)
Leasehold Improvements           $     5,875.00
Accum depreciation -
Leasehold Improvements           $       (69.04)
                                    ____________

Total Property & Equipment:      $    47,433.98

Total Assets:                    $   195,617.62
                                   ____________
                                   ____________

LIABILITIES & EQUITY

CURRENT LIABILITIES:

Accounts Payable                 $     2,816.81
Accrued Bonsus                   $    21,015.20
N/P -
Physician Capital Resource       $     1,193.03
N/P - Jacquelyn J. Magno         $     3,500.00
N/P - Thomas N. Hackett          $    15,000.00
United Way Witholding            $       148.00
Sales Taxes Payable              $        85.83
OTHER ACCRUED EXPENSES           $   101,759.84
                                   ____________

Total Current Liabilities:       $   145,518.71

NON-CURRENT LIABILITIES:

LONG TERM DEBT NET OF CURRENT    $    68,589.77
                                   ____________

Total Non-Current Liabilities:   $    68,589.77

EQUITY:

Retained Earnings                $   (18,870.46)
Capital Stock                    $     1,000.00

NET INCOME (LOSS)                $      (620.40)
                                   ____________

Total Equity:                    $   (18,490.86)

Total Liabilities & Equity:      $   195,617.62
                                _______________
                                _______________

      STATEMENTS OF OPERATIONS, YEARS ENDED 1993, 1994 AND 1995
                            (PRI, UNAUDITED)

                              PHYSICIAN RESOURCES
                       STATEMENT OF INCOME AND EXPENSES
                               FOR THE PERIOD(S)

                                   12/01/95 - 12/31/95   01/01/95 - 12/31/95
                                   ACTUAL $     Pct %    ACTUAL $     Pct %
                                 --------------------    --------------------
 SALES:
 Income - Dr Mailhot             $   159.88     0.4%    $ 2,577.92    0.5%
 Income - Island Comm. Medical     1,846.63     4.1      10,022.89    1.9
 Income - Dr Alan Weiner               0.00     0.0         114.11    0.0
 Income - Franklin Anesthesia      4,417.42     9.7      44,906.79    8.5
 Income - Brunswick Anesthesia     1,006.36     2.2      16,898.57    3.2
 Income - Dr. Joel Oldstein           11.98     0.0       1,551.29    0.3
 Income - F.E.P.                   6,890.92    15.2      92,619.52   17.6
 Income - A.A.L.A.                12,848.06    28.3     150,581.37   28.6
 Income - Dr. Stanley Young          821.51     1.8       4,130.12    0.8
 Income - Consulting                 137.50     0.3       7,970.09    1.5
 Income - Dr Morrissette           1,710.56     3.8      24,974.29    4.7
 Income - Women's Health Center    2,115.93     4.7      22,223.17    4.2
 Income - Dr Enders                   63.63     0.1         478.40    0.1
 Income - Interest Earned             58.81     0.1       1,846.25    0.4
 Income - Other                    1,520.00     3.3       6,080.00    1.2
 Income - Write It Once              195.29     0.4       6,680.17    1.3
 Income - Dr Jensen                  607.47     1.3      11,713.44    2.2
 Income - Dr Johnson                 922.06     2.0       5,919.28    1.1
 Income - Dr Shapiro                 726.39     1.6      11,973.06    2.3
 Income - Dr Tsukasa Horie         1,500.00     3.3      18,000.00    3.4
 Income - Anesthesia Tech          1,809.57     4.0      22,627.82    4.3
 Income - Katz                       785.45     1.7       8,414.79    1.6
 Income - Dr. Sangalang              678.71     1.5      10,396.57    2.0
 Income - Foster Homes             4,567.25    10.1      44,108.06    8.4
                                ------------- ------  ------------- ------
   TOTAL SALES                    45,401.38   100.0     526,807.97  100.0

GENERAL & ADMINISTRATIVE:
 Salaries & Wages                 19,363.29    42.6     215,009.09   40.8
 Advertising                           0.00     0.0          33.66    0.0
 Bank service charges                  0.00     0.0          98.48    0.0
 Contributions                         0.00     0.0          50.00    0.0
 Consulting Expense               53,977.50   118.9      63,545.24   12.1
 Depreciation expense              1,291.13     2.8      18,615.03    3.5
 Donations                             0.00     0.0         110.00    0.0
 Dues & Subscriptions                  0.00     0.0         637.90    0.1
 Education                            59.25     0.1         148.25    0.0
 Equipment Rental Expense            600.12     1.3       6,700.90    1.3
 Filing Fee                            0.00     0.0          80.00    0.0
 Insurance - Employee group        1,859.64     4.1      19,577.54    3.7
 Insurance - General                 280.84     0.6       2,823.03    0.5
 Insurance - Officers' life          583.19     1.3       3,499.14    0.7
 Interest expense                  1,081.71     2.4      13,486.71    2.6
 Janitorial expenses                   0.00     0.0          77.22    0.0
 Loss on Sale of Fixed Assets        920.37     2.0      11,044.41    2.1
 Legal & Accounting                    0.00     0.0       1,947.50    0.4

                              PHYSICIAN RESOURCES
                       STATEMENT OF INCOME AND EXPENSES
                               FOR THE PERIOD(S)

                                    12/01/95 - 12/31/95  01/01/95 - 12/31/95
                                    ACTUAL $    Pct %    ACTUAL $    Pct %
                                    -------------------- --------------------
 Maintenance Contracts                36.76     0.1%     $  442.00    0.1%
 Meals                               180.64     0.4         275.70    0.1
 Moving Expense                        0.00     0.0       2,791.75    0.5
 Office expense                    1,128.67     2.5       7,870.90    1.5
 Outside services                    578.75     1.3       3,533.28    0.7
 Postage expense                   1,941.50     4.3      28,021.40    5.3
 Rent expense                      1,700.00     3.7      20,400.00    3.9
 Repairs & Maintenance               150.00     0.3       2,075.86    0.4
 Processing forms-Data Supplies      565.44     1.2       5,873.58    1.1
 Taxes - Payroll                     827.95     1.8      16,269.79    3.1
 Taxes - Unemployment           (    268.88)  ( 0.6)      3,283.86    0.6
 Taxes - Other                        97.00     0.2       1,829.44    0.3
 Telephone                           866.50     1.9      11,195.99    2.1
 Utilities Expense                     0.00     0.0         372.10    0.1
 Travel & Entertainment              621.70     1.4       3,150.30    0.6
 Vac/Sick Expense                    321.27     0.7       1,061.67    0.2
 Write it Once Purchases             166.09     0.4       4,394.57    0.8
 Commissions-W.I.O.S.                  0.00     0.0         341.32    0.1
                                ------------- ------   ------------- ------
   TOTAL GENERAL &
   ADMINISTRATIVE                 88,930.43   195.9     470,667.61   89.3
                                ------------- ------   ------------- ------
   NET OPERATING
   INCOME (LOSS)               (  43,529.05)  (95.9)     56,140.36   10.7

OTHER (INCOME)
AND EXPENSES:

 Bonuses-Employees                 1,894.19     4.2      21,731.67    4.1
 Bonuses-Management                3,030.70     6.7      34,908.20    6.6
                                 ------------- ------  ------------- ------
   TOTAL OTHER
   (INCOME) AND EXP                4,924.89    10.8      56,639.87   10.8
                                 ------------- ------  ------------- ------
   NET INCOME
   (LOSS)
   BEFORE TAX                  (  48,453.94)  (99.9)    (  369.62)  ( 0.1)
                                 ------------- ------  ------------- ------
   NET INCOME
   (LOSS)                   $  (  48,453.94)  (99.9)   $(  369.62)  ( 0.1)
                                 ============= ======  ============= ======

                              PHYSICIAN RESOURCES
                       STATEMENT OF INCOME AND EXPENSES
                               FOR THE PERIOD(S)

                                  12/01/94 - 12/31/94    01/01/94 - 12/31/94
                                  ACTUAL $    Pct %      ACTUAL $    Pct %
                                --------------------    --------------------
SALES:
 Income - Dr Mailhot        $        239.71    0.6%    $  3,010.02    0.6%
 Income - Dr Palman                    0.00    0.0           71.38    0.0
 Income - Dr Alan Weiner              17.11    0.0        3,423.87    0.7
 Income - Franklin Anesthesia      4,715.05   11.4       49,552.51   10.7
 Income - General Ledger               0.00    0.0          525.00    0.1
 Income - Brunswick Anesthesia     1,165.36    2.8        3,818.11    0.8
 Income - Dr. Joel Oldstein          129.10    0.3        2,559.90    0.6
 Income - F.E.P.                   7,183.60   17.4       88,734.42   19.1
 Income - A.A.L.A.                13,710.13   33.1      148,045.83   31.9
 Income - Consulting               1,904.25    4.6       27,867.69    6.0
 Income - Dr Morrissette           2,044.80    4.9       23,705.98    5.1
 Income - Dr Darlene Miller            0.00    0.0        2,495.33    0.5
 Income - Women's Health Center    1,896.09    4.6       22,684.85    4.9
 Income - Dr Enders                   53.03    0.1        9,203.48    2.0
 Income - Dr Kausch                    0.00    0.0          200.15    0.0
 Income - Interest Earned            171.89    0.4        1,797.93    0.4
 Income - Other                      200.00    0.5          200.00    0.0
 Income - Write It Once               93.44    0.2        5,963.12    1.3
 Income - Dr Jensen                  940.49    2.3       14,292.81    3.1
 Income - Dr Johnson                 611.25    1.5       10,492.26    2.3
 Income - Dr Shapiro               1,189.65    2.9       13,974.19    3.0
 Income - Dr Tsukasa Horie         1,500.00    3.6        6,000.00    1.3
 Income - Anesthesia Tech          1,751.83    4.2       16,049.19    3.5
 Income - Katz                       704.38    1.7        6,759.15    1.5
 Income - Dr. Sangalang            1,169.96    2.8        3,059.68    0.7
                               ------------- ------   ------------- ------
   TOTAL SALES                    41,391.12  100.0      464,486.85  100.0

GENERAL &
ADMINISTRATIVE:
 Salaries & Wages                 18,051.45   43.6      198,159.78  42.7
 Bank service charges                  0.00    0.0           71.55   0.0
 Bad Debt expense                      0.00    0.0        1,194.20   0.3
 Consulting Expense               48,625.00  117.5       55,460.47  11.9
 Depreciation expense              2,134.00    5.2       18,283.00   3.9
 Donations                           150.00    0.4          150.00   0.0
 Dues & Subscriptions                  0.00    0.0          489.00   0.1
 Education                             0.00    0.0          576.00   0.1
 Equipment Rental Expense            671.25    1.6        5,257.19   1.1
 Filing Fee                            0.00    0.0           60.00   0.0
 Insurance - Employee group        1,759.54    4.3       20,317.35   4.4
 Insurance - General             (   349.50) ( 0.8)       2,765.87   0.6
 Interest expense                    258.89    0.6        5,553.96   1.2
 Janitorial expenses                  95.00    0.2        1,140.00   0.2
 Legal & Accounting                    0.00    0.0        1,265.87   0.3
 Maintenance Contracts                39.37    0.1        8,075.27   1.7
 Meals                                 0.00    0.0           67.05   0.0

                              PHYSICIAN RESOURCES
                       STATEMENT OF INCOME AND EXPENSES
                               FOR THE PERIOD(S)

                                  12/01/94 - 12/31/94   01/01/94 - 12/31/94
                                  ACTUAL $    Pct %     ACTUAL $     Pct %
                                 --------------------   --------------------
 Office expense                    1,315.93   3.2%     $  5,579.45   1.2%
 Postage expense                   1,938.87   4.7        23,473.04   5.1
 Rent expense                        892.50   2.2        11,091.61   2.4
 Repairs & Maintenance             1,107.07   2.7         2,434.63   0.5
 Processing forms-Data Supplies      505.65   1.2         4,131.47   0.9
 Taxes - Payroll                   1,337.45   3.2        14,798.02   3.2
 Taxes - Unemployment                186.80   0.5         3,436.32   0.7
 Taxes - Other                       207.92   0.5         2,245.64   0.5
 Telephone                         1,382.83   3.3        11,827.30   2.5
 Utilities Expense                   196.03   0.5         2,912.13   0.6
 Travel & Entertainment              145.69   0.4         2,471.29   0.5
 Vac/Sick Expense                    562.20   1.4           321.83   0.1
 Write it Once Purchases              84.40   0.2         4,855.51   1.0
 Commissions-W.I.O.S.                 12.90   0.0           363.48   0.1
                              ------------- ------   ------------- ------
   TOTAL GENERAL &
   ADMINISTRATIVE                 81,311.24 196.4       408,828.28  88.0
                              ------------- ------   ------------- ------
   NET OPERATING
   INCOME (LOSS)              (   39,920.12)(96.4)       55,658.57  12.0

OTHER (INCOME)
AND EXPENSES:

 Bonuses-Employees                 1,615.98   3.9        20,730.87   4.5
 Bonuses-Management                2,585.56   6.2        33,170.75   7.1
                               ------------- ------   ------------- ------
   TOTAL OTHER
   (INCOME) AND EXP                4,201.54  10.2        53,901.62  11.6
                               ------------- ------   ------------- ------
   NET INCOME (LOSS)
   BEFORE TAX                  (  44,121.66)(99.9)        1,756.95   0.4
                               ------------- ------   ------------- ------
   NET INCOME (LOSS)        $  (  44,121.66)(99.9)    $   1,756.95   0.4%
                               ============= ======   ============= ======

                                  12/01/93 - 12/31/93   01/01/93 - 12/31/93
                                  ACTUAL $    Pct %     ACTUAL $     Pct %
                                 --------------------   --------------------
INCOME:

Dr. Mailhot                 $        163.20   0.50%    $   2,701.07  0.60%
Anesthesia Associates of PLt         358.97   1.00         9,308.57  2.00
Franklin Anesthesia                4,108.76  11.80        47,384.02 10.20
General Ledger                       150.00   0.40         4,814.67  1.00
Dr. Joel Olstein                     224.14   0.60         3,264.98  0.70
Franklin Emergency Physicians      6,580.72  18.90        91,680.23 19.70
Anesthesia Associates of L/A      10,174.74  29.20       134,738.84 29.00
Consulting                         2,106.94   6.00         6,838.67  1.50
Dr. Morrissette                    1,735.94   5.00        22,556.29  4.90
Darleen Miller                     1,302.58   3.70        11,581.20  2.50
Women's Health Center              1,929.93   5.50        24,961.11  5.40
Dr. Villi Enders                   1,548.54   4.40        15,791.73  3.40
Dr. Kausch                            13.94   0.00           462.68  0.10
Community Clinical Services-            -     0.00          $461.40  0.10
Dr. Wisniewski                        53.33   0.20        14,196.10  3.10
Western Maine Pediatric                 -     0.00        22,878.70  4.90
Interest Earned                      136.76   0.40         1,621.86  0.30
Write It Once                        464.11   1.30         5,980.07  1.30
Dr. T. Jensen                      1,883.64   5.40        20,789.15  4.50
Dr. Johnson                          802.40   2.30        10,249.84  2.20
Dr. Ira Shapiro                    1,156.22   3.30        12,231.41  2.60
                               ____________  _____      ___________ _____

Total Income:               $     34,894.86 100.00%   $  464,492.59100.00%

EXPENSES:

Salaries & Wages            $     25,052.98  71.80%   $  219,309.08 47.20%
Bank Service Charges                    -     0.00             7.02  0.00
Consulting Expense                27,724.70  79.50        39,012.71  8.40
Depreciation Expense               1,839.60   5.30        21,538.45  4.60
Donations                             35.00   0.10         1,100.00  0.20
Dues & Subscriptions                    -     0.00           163.56  0.00
Education                               -     0.00           309.00  0.10
Equipment Rental Expense             329.71   0.90         3,788.56  0.80
Filing Fee                              -     0.00            60.00  0.00
Insurance - Employee Group         1,618.80   4.60        21,118.04  4.50
Insurance - General                  290.34   0.80         2,886.49  0.60
Interest Expense                     434.31   1.20         6,613.28  1.40
Janitorial Expenses                   95.00   0.30           507.00  0.10
Legal & Accounting                      -     0.00         1,060.00  0.20
Maintenance Contracts                822.50   2.40         8,781.66  1.90
Meals                                   -     0.00            82.55  0.00
Moving Expense                          -     0.00         2,170.55  0.50
Office Expense                       749.92   2.10         5,983.54  1.30
Postage Expense                    2,191.38   6.30        28,372.62  6.10
P/R Processing Fees - W.M.P             -     0.00           126.50  0.00
Rent Expense                         930.54   2.70        21,482.90  4.60

                                  12/01/93 - 12/31/93   01/01/93 - 12/31/93
                                  ACTUAL $    Pct %     ACTUAL $     Pct %
                                 --------------------   --------------------
Repairs & Maintenance          $      60.00   0.20%      $ 1,430.47  0.30%
Processing Forms - Data Supplies     (29.42) -0.10         8,323.31  1.80
Taxes - Payroll                    1,522.55   4.40        16,206.44  3.50
Taxes - Unemployment                 180.56   0.50         4,964.81  1.10
Taxes - Other                        157.81   0.50         1,894.04  0.40
Telephone                            625.39   1.80        18,584.55  4.00
Utilities Expense                    258.15   0.70           991.48  0.20
Travel & Entertainment               163.46   0.50         1,747.06  0.40
Vacation/Sick Expense                 38.68   0.10            39.36  0.00
Write It Once Purchases              397.47   1.10         5,046.76  1.10
Commissions - WIOS                    35.08   0.10           396.00  0.10
                                 __________  _____      ___________ _____

Total Expenses:                $  65,524.51 187.80%     $444,097.79 95.40%
                               ____________  _____       __________ _____

Net Operating Income (LOSS)    $(30,629.65) -87.80%     $ 20,394.80  4.40%

Other (Income) & Expenses:

Bonuses - Employees            $     659.68  $1.90      $  8,082.77 $1.70
Bonuses - Management               1,055.48  $3.00        12,932.43 $2.80
                               ____________  _____      ___________ _____

Total Other (Income)
& Expenses:                    $   1,715.16   4.90      $ 21,015.20  4.50
                               ____________  _____      ___________ _____

Net Income (LOSS) Before Tax:  $(32,344.81) -92.70      $   (620.40)-0.10
                               ____________  _____      ___________ _____

Net Income (LOSS):             $(32,344.81) -92.70      $   (620.40)-0.10
                               ____________  _____      ___________ _____
                               ____________  _____      ___________ _____

                        PRO FORMA FINANCIAL PROJECTIONS,
               YEARS ENDED 1996, 1997, 1998, 1999, 2000 AND 2001
                              (ACADIA, UNAUDITED)

29-Oct-96                                         ACADIA NATIONAL HEALTH SYSTEMS, INC. -
FINANCIAL PROJECTIONS
                  1996                       1997
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97  MAY-97   JUN-97  JUL-97   AUG-97   SEP-97    TOTAL
                -------- -------- -------- -------- -------- -------- -------- ------- -------- ------- -------- -------- --------
                                                                     BALANCE SHEET
                                                                         ASSETS
----------------------------------------------------------------------------------------------------------------------------------
CURRENT
ASSETS:

CASH-OPERATING    120988     2295    19265     9379       92      301    63661   30320    4819     6674      450     3523    33355
A/R DOCTOR
BILLING            69310   153145   153522   153901   154661   155890   180830  206241   231656  233834   236270   238965   269338
A/R FOSTER
HOMES             150973   231200   248200   265200   282200   299200   316200  333200   350200  367200   384200   401200   418200
OTHER CURRENT       6806    25000    25000    25000    25000    25000    25000   25000   25000    25000    25000    25000    25000
                -------- -------- -------- -------- -------- -------- -------- ------- ------- -------- -------- -------- --------

TOTAL CURRENT
ASSETS            348077   411640   445988   453481   461952   480390   585691  594760   611675  632708   645920   668688   745893

PROP., PLANT &
EQUIP:

COST               91297    91297    91297    91297    91297    95297   259297  263297   263297  263297   267297   271297   447297
LESS ACCUM.
DEPR.              52574    58507    64441    70374    76307    82241    88174   94107   100041  105974   111907   117841   123774
                -------- -------- -------- -------- -------- -------- -------- ------- -------- ------- -------- -------- --------
                   38723    32790    26856    20923    14990    13056   171123  169190   163256  157323   155390   153456   323523

OTHER ASSETS

ORGANIZATION
COSTS             114050   121446   121368   121291   121213   121135   462437  458765   455094  451423   447751   444080   811502
                -------- -------- -------- -------- -------- -------- -------- ------- -------- -------  ------- -------- --------

TOTAL ASSETS      500850   565876   594212   595694   598155   614582  1219251 1222715  1230025 1241453  1249061  1266224  1880919
                ======== ======== ======== ======== ======== ======== ======== ======  ======== ======= ======== ======== ========
-----------------------------------------------------------------------------------------------------------------------------------

                                                               LIABITITIES & EQUITY
-----------------------------------------------------------------------------------------------------------------------------------

CURRENT
LIABILITIES:

ACCOUNTS
PAYABLE                0        0        0        0        0        0        0       0        0        0        0        0        0
CREDIT LINE        88917   173917   198917   198917   198917   213917        0       0    15000    15000    30000    50000    40000
ACCRUED EXPENSE    47074    21762    22260    22761    23373    24825    75344   77804    73428    82950    79070    82033   167460
                -------- -------- -------- -------- -------- --------  ------- ------- -------- -------- -------- -------- --------

TOTAL CURRENT
LIABILITIES       135990   195679   221177   221678   222290   238742    75344   77804    88428    97950   109070   132033   207460

LONG TERM
LIABILITIES:

LONG TERM DEBT     99172    98311    97444    96569    95687    94798   593901  588864   583784   578662   573498   568291   563041
OTHER NON-CUR.
LIABILITIES        14047    14047    14047    14047    14047    14047    14047   14047    14047    14047    14047    14047    14047
                -------- -------- -------- -------- -------- --------  ------- ------- -------- -------- -------- -------- --------

TOTAL
LIABILITIES       249210   309037   332668   332294   332025   347586   683292  680715   686259   690660   696615   714370   784549

STOCKHOLDERS'
EQUITY:

COMMON STOCK      251640   251640   251640   251640   251640   251640   501640  501640   501640   501640   501640   501640  1001640
PAID IN CAPITAL        0        0        0        0        0        0        0       0        0        0        0        0        0
RETAINED
EARNINGS                     6199     9905    11760    14490    15355    34318   40360    42126    49154    50806    50214    94730
                -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- -------- --------

TOTAL EQUITY      251640  2578339   261545   263400   266130   266995   535958  542000   543766   550794   552446   551854  1096370

TOTAL
LIABILITIES &
STOCKHOLDERS'   -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- -------- --------
EQUITY            500850   565876   594212   595694   598155   614582  1219251 1222715  1230025  1241453  1249061  1266224  1880919
                ======== ======== ======== ======== ======== ======== ======== ======= ======== ======== ======== ========
-----------------------------------------------------------------------------------------------------------------------------------

29-Oct-96                                           ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS
                   1996                      1997
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97  MAY-97   JUN-97   JUL-97   AUG-97   SEP-97    TOTAL
                -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- -------- --------

                                                                   INCOME STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------
SALES:             47723    48816    49915    51257    54440   165229   170624  161026   181909   173399   179896   367237  1651470
-----------------------------------------------------------------------------------------------------------------------------------

COST OF SALES:     22427    22867    23307    24949    26275    74957    82526   83766    87403    89116    90826   157168   785587
-----------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN  $    25296    25949    26607    26308    28164    90272    88097   77260    94506    84283    89070   210070   865883
              %    53.01%   53.16%   53.31%   51.33%   51.73%   54.63%   51.63%  47.98%   51.95%   48.61%   49.51%  57.20%   52.43%
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING
EXPENSES:
-----------------------------------------------------------------------------------------------------------------------------------
G&A OVERHEAD       16842    16910    18689    17061    21744    31206    39165   36920    39215    37687    43723    57594   376697
SELLING             1000     1000     2650     2538     2633    26882    34673   32735    39340    39085    40930    77783   301250
                -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- -------- --------

NET OPERATING
EXPENSE            17842    17910    21278    19599    24377    58089    73838   69655    78555    76772    84653   135378   677947

NET OPERATING
INCOME              7453     8039     5329     6709     3787    32183    14259    7605    15951     7511     4417    74692   187936

OTHER INCOME/
EXP.:

INTEREST INCOME      292        0       19        0        0        0      112      42        0        0        0        0      466
INTEREST EXPENSE   (1547)   (2248)   (2431)   (2443)   (2435)   (2553)   (4930)  (4888)   (4970)   (4928)   (5010)   (5135)  (43537)
                -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- -------- --------

TOTAL OTHER
INCOME
/EXPENSE           (1255)   (2248)   (2431)   (2443)   (2435)   (2553)   (4818)  (4846)   (4970)   (4928)   (5010)   (5135)  (43071)
                -------- -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- --------

NET INCOME
BEFORE TAXES        6199     5791     2898     4266     1352    29630     9441    2759    10981     2583     (593)   69557   144865

PROVISION FOR
INCOME TAXES           0    (2085)   (1043)   (1536)    (487)  (10667)   (3399)  (993)    (3953)    (930)      (0)  (25041)  (50134)
                -------- -------- -------- -------- -------- -------- --------  ------- ------- -------- -------- -------- --------

PROFIT AFTER
TAXES               6199     3706     1855     2730      865    18963     6042     1766    7028     1653     (593)   44516    94731
                ======== ======== ======== ======== ======== ========  =======  ======= ======= ======== ======== ======== ========

RETURN ON
SALES               13.0%     7.6%    3.7%     5.3%     1.6%    11.5%     3.5%     1.1%    3.9%     1.0%    -0.3%    12.1%     5.7%

RETURN ON
NET ASSETS          20.1%    11.9%    6.0%     8.7%     2.8%    19.9%     6.3%     1.9%    7.4%     1.7%    -0.6%    31.9%     5.7%
-----------------------------------------------------------------------------------------------------------------------------------

29-Oct-96
                         ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS
                  1996                       1997
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97   MAY-97   JUN-97   JUL-97   AUG-97   SEP-97   TOTAL
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------
                                                     CASH FLOW
BEG. CASH
BAL.              120988     2295    19265     9379       92      301    63661    30320     4819     6674      450     3523
---------------------------------------------------------------------------------------------------------------------------
SOURCES OF CASH:

INCOME              6199     3706     1855     2370      865    18963     6042     1766     7028     1653     (593)   44516   94730
DEPRECIATION        5933     5933     5933     5933     5933     5933     5933     5933     5933     5933     5933     5933   71200
AMORTIZATION          78       78       78       78       78     3671     3671     3671     3671     3671     3671     7578   29995
ACCOUNTS PAYABLE                                                                                        0
CREDIT LINE
ADVANCE            85000    25000        0        0    15000  (213937)       0    15000        0    15000    20000   (10000) (48917)
OTHER CURRENT
LIABILITIES       (25312)     498      501      612     1451    50520     2460    (4377)    9523    (3881)    2963    85428 (167460)
LONG TERM DEBT,
NET OF PINCIPAL
PAYMENTS            (861)    (868)    (875)    (882)    (890)  499103    (5037)   (5079)   (5122)   (5164)   (5207)   (5249) 463869

OTHER LIABILITIES                                                                                                                 0

COMMON STOCK                                                   250000                                                500000  750000

PAID IN CAPITAL                                                                                                                   0
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

TOTAL SOURCES     71037     34348     7493     8472    22438   614274    13069    16915    21033    17212    26767   628206 1193417
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
USES OF CASH:

ACCOUNTS
RECEIVABLE       164062     17377    17379    17760    18229    41941    42410    42415    19178   19436    19695    47374   467255

OTHER CURRENT
ASSETS            18194                                                                                                       18194

CAPITAL
EXPENDITURES [1]                                        4000   164000     4000                      4000     4000   176000   356000

ORGANIZATIONAL
COSTS              7474        0        0        0         0   344973        0        0        0       0        0   375000   727447
              --------- -------- -------- --------  -------- -------- --------  ------- -------- ------- -------- -------- --------

TOTAL USES       189730    17377    17379    17760     22229   550914    46410    42415    19178   23436    23695   598374  1568897
-----------------------------------------------------------------------------------------------------------------------------------

ENDING CASH
BALANCE            2295    19265     9379       92       301    63661    30320     4819     6674     450     3523    33355
[1] Net of
retirements

29-Oct-96                             ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS
                                             1998
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97   MAY-97   JUN-97   JUL-97   AUG-97   SEP-97    TOTAL
                -------- -------- -------- -------- -------- -------- --------  ------- -------- -------- -------- -------- --------
                                                          BALANCE SHEET
                                                              ASSETS
------------------------------------------------------------------------------------------------------------------------------------
CURRENT
ASSETS:

CASH-OPERATING     12443    14010    11569    27409    59279     3205    22329    10138    17770   106380   182468   111375
A/R DOCTOR
BILLING           299717   330355   333578   337059   340547   378332   418024   458483   466808   474506   482209   528988
A/R FOSTER
HOMES             435200   452200   469200   486200   503200   520200   537200   554200   571200   588200   605200   622200

OTHER CURRENT      25000    25000    25000    25000    25000    25000    25000    25000    25000    25000    25000    25000
                 -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- --------
TOTAL CURRENT
ASSETS            772360   821565   839347   875668   928476   926737  1002554  1047820  1080778  1194086  1294877  1287563

PROP., PLANT &
EQUIP:
COST              451297   451297   455297   459297   459297   655297   663297   667297   675297   683297   687297   899297
LESS ACCUM.
DEPR.             140801   157827   174854   191881   208907   225934   242961   259987   277014   294041   311067   328094
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                  310496   293470   280443   267416   250390   429363   420336   407310   398283   389256   376230   571203
OTHER ASSETS
ORGANIZATION
COSTS             811190   803536   795882   788227   780573  1099482  1088390  1077299  1066207  1055116  1044024  1379287
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

TOTAL ASSETS     1894046  1918570  1915671  1931312  1959439  2455582  2511280  2532429  2545269  2638458  2715131  3238053
                ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
---------------------------------------------------------------------------------------------------------------------------
                                                               LIABITITIES & EQUITY
---------------------------------------------------------------------------------------------------------------------------
CURRENT
LIABILITIES:
ACCOUNTS
PAYABLE                0        0        0        0        0        0        0        0        0        0        0        0
CREDIT LINE        40000    40000        0        0        0   115000   115000    55000        0        0        0        0
ACCRUED EXPENSE   164780   169218   180441   179561   185524   259201   261196   275967   278293   293944   295370   418792
                -------- -------- -------- -------- -------- --------  ------- -------- -------- -------- -------- --------
TOTAL CURRENT
LIABILITIES       204780   209218   180441   179561   185524   374201   376196   330967   278293   293944   295370   418792

LONG TERM
LIABILITIES:
LONG TERM DEBT    557748   552410   547029   541602   536131   530615   525053   519444   513789   508087   502338   496540
OTHER NON-CUR.
LIABILITIES        14047    14047    14047    14047    14047    14047    14047    14047    14047    14047    14047    14047
                -------- -------- -------- -------- -------- --------  ------- -------- -------- -------- -------- --------
TOTAL
LIABILITIES       776576   775674   741516   735210   735702   918863   915295   864458   806129   816077   811755   929379

STOCKHOLDERS'
EQUITY:
COMMON STOCK     1001640  1001640  1001640  1001640  1001640  1251640  1251640  1251640  1251640  1251640  1251640  1501640
PAID IN CAPITAL        0        0        0        0        0        0        0        0        0        0        0        0
RETAINED
EARNINGS          115830   141256   172515   194462   222097   285079   344345   416330   487500   570740   651736   807034
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
TOTAL EQUITY     1117470  1142896  1174155  1196102  1223737  1536719  1595985  1667970  1739140  1822380  1903376  2308674

TOTAL
LIABILITIES &
STOCKHOLDERS'   -------- -------- -------- -------- -------- -------- -------- ------- -------- -------- -------- --------
EQUITY
                ======== ======== ======== ======== ======== ======== ======== ======= ======== ======== ======== ========
--------------------------------------------------------------------------------------------------------------------------

29-Oct-96                          ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS
                                             1998
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97  MAY-97   JUN-97  JUL-97   AUG-97   SEP-97    TOTAL
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

                                                                   INCOME STATEMENT
-----------------------------------------------------------------------------------------------------------------------------------
(S>
SALES:            361361   371091   395704   393773   406850   568424   572797   605191   610292   644613   647742   918403  6496240
-----------------------------------------------------------------------------------------------------------------------------------
COST OF SALES:    158776   160854   164855   181325   183390   257598   263057   269991   275419   283263   286563   383424  2868515
-----------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN      202585   210237   230848   212448   223460   310826   309740   335200   334873   361350   361179   534979  3627725
              %    56.06%   56.65%   58.34%   53.95%   54.92%   54.68%   54.08%  55.39%   54.87%    56.06%   55.76%  58.25%   55.84%
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING
EXPENSES:
-----------------------------------------------------------------------------------------------------------------------------------
G&A OVERHEAD       87050    87654    90830    89060    90871   103326   105247   105605   106921   108049   109893   128670  1213176
SELLING            77607    77899    86266    84558    84951   104745   106526   111826   111979   118988   120732   160085  1246161
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
NET OPERATING
EXPENSE           164657   165553   177096   173618   175821   208070   211773   217773   218901   227037   230625   288755  2459337

NET OPERATING
INCOME             37928    44684    53753    38830    47639   102756    97968   117768   115972   134313   130554   246224  1168388

OTHER INCOME/
EXP.:
INTEREST INCOME       49        5        8        3       36      104        0       26        0       16      219      600     1067
INTEREST EXPENSE   (5007)   (4962)   (4919)   (4541)   (4496)   (4451)   (5363)   (5317)   (4770)   (4265)   (4218)   (4170) (56479)
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
TOTAL OTHER
INCOME
/EXPENSE           (4958)   (4957)   (4911)   (4538)   (4460)   (4347)   (5363)   (5291)   (4770)   (4249)   (3999)   (3570) (55412)
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
NET INCOME
BEFORE TAXES       32969    39727    48842    34292    43179    98408    92605   112477   111202   130064   126555   242654  1112976

PROVISION FOR
INCOME TAXES      (11869)  (14302)  (17583)  (12345)  (15544)  (35427)  (33338)  (40492)  (40033)  (46823)  (45560)  (87356)(400672)
                -------- -------- -------- -------- -------- -------- --------  ------- -------- -------- -------- -------- --------
PROFIT AFTER
TAXES              21100    25425    31259    21947    27635    62981    59267    71985    71169    83241    80995   155298   712304
                ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ======== ========
RETURN ON
SALES               5.8%     6.9%    7.9%     5.6%     6.8%    11.1%    10.3%    11.9%    11.7%    12.9%    12.5%    16.9%     11.0%
RETURN ON
NET ASSETS         15.0%    17.8%   21.6%    15.0%    18.7%    36.3%    33.3%    39.2%    37.7%    42.6%    40.2%    66.1%     25.3%
----------------------------------------------------------------------------------------------------------------------------------

29-Oct-96
                           ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS
                                             1998
                  OCT-96   NOV-96   DEC-96   JAN-97   FEB-97   MAR-97   APR-97   MAY-97  JUN-97   JUL-97   AUG-97   SEP-97   TOTAL
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------
                                                                   CASH FLOW
BEG. CASH          33355    12443    14010    11569    27409    59729     3205    22329    10138    17770   106380   182468
BAL.
---------------------------------------------------------------------------------------------------------------------------
SOURCES OF CASH:
INCOME             21100    25425    31259    21947    27635    62981    59267    71985    71169    83241    80995   155298   712304
DEPRECIATION       17027    17027    17027    17027    17027    17027    17027    17027    17027    17027    17027    17027   204320
AMORTIZATION        7654     7654     7654     7654     7654    11092    11092    11092    11092    11092    11092    14737   119557
ACCOUNTS PAYABLE                                                                                                                   0
CREDIT LINE
ADVANCE                0        0   (40000)       0        0   115000        0   (60000)  (55000)       0        0        0  (40000)

OTHER CURRENT
LIABILITIES        (2680)    4437    11223     (880)    5963    73678     1994    14771     2326    15651     1427   123421   251331

LONG TERM DEBT,
NET OF PINCIPAL    (5293)   (5338)   (5381)   (5426)   (5471)   (5516)   (5562)   (5608)   (5655)   (5702)   (5749)   (5797) (66501)
PAYMENTS

OTHER LIABILITIES                                                                                                                  0

COMMON STOCK                                                   250000                                                250000   500000

PAID IN CAPITAL                                                                                         0
                -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------

TOTAL SOURCES      37808    49205    21782    40322    52808   524261    83817    49266    40958   121307   104791   554686  1681011
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
USES OF CASH:

ACCOUNTS
RECEIVABLE         47379    47638    20223    20482    20487    54786    56692    57458    25325    24698    24704    63779   463650

OTHER CURRENT
ASSETS

CAPITAL
EXPENDITURES [1]    4000              4000     4000            196000     8000     4000     8000     8000     4000   212000   452000

ORGANIZATIONAL
COSTS               7341        0        0        0        0   330000        0        0        0        0        0   350000   687341
               --------- -------- -------- -------- -------- -------- --------  ------- -------- -------- -------- -------- --------
TOTAL USES         58720    47638    24223    24482    20487   580786    64692    61458    33325    32698    28704   625779  1602991
-----------------------------------------------------------------------------------------------------------------------------------
ENDING CASH
BALANCE            12443    14010    11569    27409    59729     3205    22329    10138    17770   106380   182468   111376
[1] Net of
retirements

29-Oct-96       ACADIA NATIONAL HEALTH SYSTEMS, INC. -FINANCIAL PROJECTIONS
                1999                                             2000     2001
                 1st qtr  2nd qtr  3rd qtr  4th qtr    TOTAL
                -------- -------- -------- -------- -------- -------- --------
                                       BALANCE SHEET
                                          ASSETS
------------------------------------------------------------------------------
CURRENT
ASSETS:

CASH-OPERATING    303426   817874  1298655  2393638           8405064 21323111
A/R DOCTOR
BILLING           679714   704331   860716   872906           1393396  2206329
A/R FOSTER
HOMES             656200   707200   758200   809200            936700  1140700

OTHER CURRENT      25000    25000    25000    25000             25000    25000
                -------- -------- -------- --------          -------- --------
TOTAL CURRENT
ASSETS           1664341  2254405  2942571  4100745          10760160 24695140

PROP., PLANT &
EQUIP:
COST              955297   971297  1207297  1215297           1847297  2703297
LESS ACCUM.
DEPR.             388502   448910   509318   569726            925041  1452235
                -------- -------- -------- --------          -------- --------
OTHER ASSETS
ORGANIZATION
COSTS            1335075  1290862  1566338  1511813           1871215  2148116
                -------- -------- -------- --------          -------- --------
TOTAL ASSETS     3566210  4067654  5206888  6258129          13553630 28094318
                ======== ======== ======== ========          ======== ========
-------------------------------------------------------------------------------
                                          LIABITITIES & EQUITY
-------------------------------------------------------------------------------
CURRENT
LIABILITIES:

ACCOUNTS
PAYABLE                0        0        0        0                 0        0
CREDIT LINE            0        0        0        0                 0        0
ACCRUED EXPENSE   505287   570873   714693   786242           1159088  1899333
                -------- -------- -------- --------          -------- --------
TOTAL CURRENT
LIABILITIES       505287   570873   714693   786242           1159088  1899333

LONG TERM
LIABILITIES:
LONG TERM DEBT    479004   461032   442612   423734            346342   226766
OTHER NON-CUR.
LIABILITIES        14047    14047    14047    14047             14047    14047
                -------- -------- -------- --------          -------- --------
TOTAL
LIABILITIES       998339  1045952  1171352  1224023           1519477  2140146

STOCKHOLDERS'
EQUITY:
COMMON STOCK     1501640  1501640  1751640  1751640           2251640  2751640
PAID IN CAPITAL        0        0        0        0                 0        0
RETAINED
EARNINGS         1066232  1520062  2283896  3282466           9782514 23202532
                -------- -------- -------- --------          -------- --------
TOTAL EQUITY     2567872  3021702  4035536  5034106          12034154 25954172

TOTAL
LIABILITIES &
STOCKHOLDERS'   -------- -------- -------- --------          -------- --------
EQUITY           3566210  4067654  5206888  6258129          13553630 28094318
                ======== ======== ======== ========          ======== ========
-------------------------------------------------------------------------------

29-Oct-96       ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS

               1999                                         2000     2001
                1st qtr  2nd qtr  3rd qtr  4th qtr    Total
               -------- -------- -------- -------- -------- -------- --------

                                   INCOME STATEMENT
-------------------------------------------------------------------------------
SALES:          3324258  3755747  4701925  5172645 16954574 30502304 49982445
-------------------------------------------------------------------------------
COST OF SALES:  1521606  1574980  1881830  1914266  6892682 11505056 17432550
-------------------------------------------------------------------------------
GROSS MARGIN  $ 1802651  2180767  2820095  3258378 10061892 18997248 32549895
              %   54.23    58.06    59.98    62.99    59.35    62.28    65.12
----------------------------------------------------------------------------
OPERATING
EXPENSES:
----------------------------------------------------------------------------
G&A OVERHEAD     456977   485479   575365   604550  2122370  3378954  5042194
SELLING          929045   977862  1051088  1101082  4059078  5559622  7004966
               -------- -------- -------- -------- -------- -------- --------
NET OPERATING
EXPENSE         1386022  1463341  1626454  1705632  6181449  8938576 12047159

NET OPERATING
INCOME           416629   717426   193641  1552746  3880443 10058672 20502736

OTHER INCOME/
EXP.:
INTEREST INCOME     733     3614    11331    18542    34220   139868   500554
INTEREST EXPENSE (12366)  (11929)  (11482)  (11024)  (46801)  (42215)  (34510)
                -------- -------- -------- -------- -------- -------- --------
TOTAL OTHER
INCOME
/EXPENSE         (11633)   (8315)    (151)    7518   (12581)   97653   466044
                -------- -------- -------- -------- -------- -------- --------
NET INCOME
BEFORE TAXES     404997   709111  1193490  1560265  3867862 10156325 20968779

PROVISION FOR
INCOME TAXES    (145799) (255280) (429656) (561695)(1392430)(3656277)(7548761)
                -------- -------- -------- -------- -------- -------- --------
PROFIT AFTER
TAXES            259198   453831   763834   998570  2475432  6500048 13420018
               ======== ======== ======== ======== ======== ========  =======
RETURN ON
SALES               7.8%    12.1%    16.2%    19.3%    14.6%    21.3%    26.8%
RETURN ON
NET ASSETS         33.9%    51.9%    68.0%    73.0%    45.2%    52.4%    51.2%
------------------------------------------------------------------------------

29-Oct-96
                 ACADIA NATIONAL HEALTH SYSTEMS, INC. - FINANCIAL PROJECTIONS

                1999                                         2000     2001
                 1st qtr  2nd qtr  3rd qtr  4th qtr    Total
                -------- -------- -------- -------- -------- -------- --------
                                            CASH FLOW
BEG. CASH         111375   303426   817874  1298655           2393638  8405064
BAL.
-------------------------------------------------------------------------------
SOURCES OF CASH:
INCOME            259198   453831   763834   998570  2475432  6500048 13420018
DEPRECIATION       60408    60408    60408    60408   241632   355315   527194
AMORTIZATION       44212    44212    54525    54525   197474   300599   383099
ACCOUNTS PAYABLE                                           0
CREDIT LINE            0        0        0        0        0        0        0
ADVANCE

OTHER CURRENT
LIABILITIES        86495    65586   143819    71549   367450   372846   740245

LONG TERM DEBT,
NET OF PINCIPAL
PAYMENTS          (17536)  (17973)  (18420)  (18878)  (72806)  (77392) (119576)

OTHER LIABILITIES                                          0
COMMON STOCK                        250000            250000   500000   500000
PAID IN CAPITAL
                -------- -------- -------- -------- -------- -------- --------
TOTAL SOURCES     432777   606064  1254166  1166174  3459181  7951415 15450980
------------------------------------------------------------------------------
------------------------------------------------------------------------------
USES OF CASH:

ACCOUNTS
RECEIVABLE        184726    75616   207385    63191   530918   647989  1016933

OTHER CURRENT
ASSETS                                                     0

CAPITAL
EXPENDITURES [1]   56000    16000   236000     8000   316000   632000   856000

ORGANIZATIONAL
COSTS                  0        0   330000        0   330000   660000   660000
               --------- -------- -------- -------- -------- -------- --------
TOTAL USES        240726    91616   773385    71191  1176918  1939989  2532933
------------------------------------------------------------------------------
ENDING CASH
BALANCE           303426   817874  1298655  2393638           8405064 21323111
[1] Net of
retirements

                        INDEX TO EXHIBITS
                                                                  Page
(b)  Exhibits:

     2-Assets Purchase Agreement between
     Acadia National Health Systems, Inc. and
     Physician Resources, Inc.,
     dated September 27, 1996;                                    E-2

     3.(i)-Articles of Incorporation
     of the Company, as amended;                                  E-3

     3.(ii)-Bylaws of the Company;                                E-4

     4.(i)-Instruments Defining Rights of
     Security Holders/Minutes of Annual/Special
     Meetings of the Company;                                     E-5

     4.(ii)-Loan Agreements Secured by Demand
     Notes/Promissory Notes, Defining Rights
     of Holders of Long Term Debt;                                E-6

     10.(i)-Software License Master Agreement;                    E-7

     10.(ii)-Lease of Premises, Acadia Corporate
     Headquarters, 460 Main Street, Lewiston,
     Maine 04240 (Assignment);                                    E-8

     10.(iii)-Employment Agreements, dated
     September 27, 1996 between Acadia and
     THOMAS N. HACKETT, C.E.O.,
     JACQUELYN J. MAGNO, Vice-President;                          E-9

     10.(iv)-Internal Revenue Code Section 125
     Cafeteria Plan dated June 1, 1996;                           E-10

     10.(v)-Line of Credit Memorandum dated
     September 8, 1995 with PEOPLE'S HERITAGE
     BANK in the amount of $250,000.00;                           E-11

     10.(vi)-Line of Credit Memorandum dated
     July 29, 1996 with PEOPLE'S HERITAGE
     BANK in the amount of$100,000.00;                            E-12

     27-Financial data schedule                                   E-14

     99-Financial Statements Schedules                            E-15

                             E-1